Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and between

NGL MARINE, LLC, as Seller

and

CAMPBELL TRANSPORTATION COMPANY, INC., as Buyer

Dated March 3, 2023

Annex:

Annex I	—	Interpretation; Defined Terms
Annex II	—	Pre-Closing Reorganization

Exhibits:

Exhibit A	—	Instrument of Assignment of Interests
Exhibit B	—	Seller’s Officers’ Certificate
Exhibit C	—	Closing Statement
Exhibit D	—	Seller Release
Exhibit E	—	Buyer’s Officers’ Certificate
Exhibit F	—	Assumed Contracts Assignment and Assumption Agreement
Exhibit G	—	Bill of Sale

Schedules:

Schedule 1.4	—	Spares Purchase Price Adjustment
Schedule 2.2(e):	—	Liens on Transferred Assets
Schedule 3.1:	—	Organization
Schedule 3.3:	—	Required Third Party Consents
Schedule 3.4:	—	Identification of Violations of Laws and Permits; Existing Permits
Schedule 3.5:	—	Financial Statements
Schedule 3.6:	—	Identification of Seller Litigation
Schedule 3.7(a):	—	Material Contracts
Schedule 3.8:	—	Taxes
Schedule 3.9(a):	—	Employees
Schedule 3.9(c):	—	Employee Benefit Plans
Schedule 3.10(a):	—	Environmental Actions
Schedule 3.10(b):	—	Environmental Compliance
Schedule 3.10(c):	—	Environmental Permits
Schedule 3.10(d):	—	Environmental Liens and Agreements
Schedule 3.11:	—	Brokers
Schedule 3.14:	—	Insurance
Schedule 3.19:	—	Guaranties
Schedule 6.4	—	Replacement Credit Support Arrangements
Schedule 7.9(e)	—	Purchase Price Allocation
Schedule 7.10	—	Vessel Values
Schedule 9.1(c)	—	Closing Consents
Schedule 11.2(c)	—	Specifically Listed Retained Liabilities
Schedule A	—	Other Permitted Liens
Schedule B	—	Vessel Inspection Reports
Schedule C(1):	—	Boats
Schedule C(2):	—	Barges
Schedule C(3):	—	Spares
Schedule C(4):	—	Acquired IT Systems
Schedule C(5):	—	Assumed Contracts
Schedule C(6):	—	Existing Permits
Schedule D(1):	—	Owned Land
Schedule D(2):	—	Leases; Leased Real Property

i

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of March 3, 2023 (the “Execution Date”), is made and entered into by and between NGL MARINE, LLC, a Texas limited liability company (“Seller”), and CAMPBELL TRANSPORTATION COMPANY, INC., a Pennsylvania corporation (“Buyer”). Seller and Buyer shall collectively be referred to herein as the “Parties” and each, a “Party.”

WHEREAS, Seller is engaged in the business of providing marine transportation services for refined products to the oil and gas industry using the Vessels (the “Business”);

WHEREAS, on the terms and subject to the conditions set forth herein, prior to the Closing, Seller will take the steps set forth on Annex B (the “Pre-Closing Reorganization”), including the transfer of all Transferred Assets to First Marine Logistics, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Seller (the “Company”);

WHEREAS, as of the Execution Date, Seller owns all of the issued and outstanding limited liability company interests of the Company (the “Interests”);

WHEREAS, Seller desires to sell and transfer to Buyer, and Buyer desires to purchase and acquire from Seller, the Interests, on the terms and subject to the conditions set forth herein; and

WHEREAS, except as otherwise defined within the provisions hereof or as the context otherwise requires, the terms commencing with capital letters in this Agreement shall have the meanings given those terms in Annex A attached hereto and made a part hereof.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
SALE AND PURCHASE OF ASSETS, ASSUMPTION OF
LIABILITIES AND CONSIDERATION

1.1Sale and Purchase of Interests. At the Closing, subject to the terms and conditions hereof, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase from Seller, free and clear of any Liens, the Interests

1.2Consideration. The aggregate consideration for the sale and transfer of the Interests shall be an amount in cash equal to $84,035,000 (the “Base Purchase Price”) plus the Fuel Inventory Amount.

1.3Purchase Price. On the Closing Date, subject to the prorations contemplated by Section 2.4, Buyer shall pay to Seller (or Seller’s designee), in immediately available funds by wire transfer to one or more accounts to be designated by Seller no later than two Business Days prior to the Closing Date, an amount equal to (a) the Base Purchase Price (as may be adjusted pursuant to Section 7.10), (b) plus the Fuel Inventory Amount, (c) minus the amount of all Asset Taxes allocated to Seller in accordance with Section 7.9(a) but paid or otherwise economically borne by Buyer, (d) plus the amount of all Asset Taxes allocated to Buyer in accordance with Section 7.9(a) but paid or otherwise economically borne by Seller, (e) minus the PTO Accrual Amount, (f) minus the Spares Purchase Price Adjustment, (g) minus Seller’s Portion of the Vessel Inspection Costs (the “Purchase Price”).

1.4Spares. If any Spare is not included in the Transferred Assets or owned by the Company at the Effective Time as a standalone asset (as compared to being installed in a Vessel), whether as a result of its installation in a Vessel following the Execution Date or otherwise, then the Base Purchase Price shall be reduced by an aggregate amount equal to the sum of the values allocated to each such Spare on Schedule 1.4 (the “Spares Purchase Price Adjustment”). At any time prior to the Closing, Seller shall provide Buyer with prompt notice of the installation of any Spare in a Vessel or the occurrence of any other circumstance that may lead to a Spare not being included in the Transferred Assets or owned by the Company as a standalone asset (as compared to being installed in a Vessel).

1.5Non-Assignment of Certain Transferred Assets. This Agreement shall not constitute an agreement to assign or sell any Transferred Asset if an attempted assignment thereof without Consent would violate any right of any Third Party or any Law or Permit, and no breach of this Agreement shall have occurred by virtue of such non-assignment. If any Transferred Asset is not assigned as part of the Pre-Closing Reorganization as a consequence of this Section 1.5, then such Transferred Asset shall be deemed to be an Excluded Asset hereunder at the time of the Closing; provided that each Party shall use commercially reasonable efforts to enter into arrangements to provide the Company with substantially the same economic claims, rights and benefits of any such asset pursuant to Section 7.4, and with respect to Permits, Seller shall comply with its obligations both before and after Closing concerning notice and cooperation with Permit transfers. If any such unobtained Consent is subsequently obtained after Closing, then (a) Seller shall notify Buyer and, as soon as practicable after receipt of such Consent, Seller shall sell, assign and convey the affected Transferred Asset to the Company (using the form of Assumed Contracts Assignment and Assumption Agreement or Bill of Sale, as applicable, mutatis mutandis), and (b) the affected Transferred Asset shall from and after such time be deemed to be a Transferred Asset.

ARTICLE II
CLOSING

2.1Closing. The closing of the transactions contemplated hereby (the “Closing”) shall be held at the offices of Seller, 6120 S. Yale Ave., Suite 805, Tulsa, Oklahoma 74136 at 10:00 a.m. Central Time on March 30, 2023, or such other place, time or date as may be agreed upon by the Parties. The date on which the Closing takes place is referred to herein as the “Closing Date.” The Closing shall be deemed to be effective as of 11:59 p.m. U.S. Central Time on the Closing Date (the “Effective Time”).

2.2Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, to Buyer the following:

(a)an instrument of sale, assignment and transfer with respect to the Interests, substantially in the form set forth in Exhibit A (the “Instrument of Assignment of Interests”);

(b)a duly executed certificate of Seller, dated as of the Closing Date, certifying that the conditions set forth in Sections 9.2(a) and 9.2(b) have been fulfilled, substantially in the form of Exhibit B;

(c)an IRS Form W-9, duly executed by Seller;

(d)a duly executed Closing Statement, showing the flow of funds, substantially in the form of Exhibit C (the “Closing Statement”);

(e)all documentation, in a form that is reasonably acceptable to Buyer, reasonably necessary to reflect a release of all of the Liens against the Transferred Assets (other than Permitted Liens), including Liens listed on Schedule 2.2(e);

(f)the PTO Accrual Certificate;

(g)the written resignations of each of the directors, managers and officers of the Company, in each case, to be effective as of the Closing;

(h)a duly executed release by Seller of the Company, in substantially the form attached hereto as Exhibit D; and

(i)any other documents, instruments or agreements contemplated hereby or reasonably necessary or appropriate to consummate the transactions contemplated by this Agreement and in a form reasonably acceptable to Seller and Buyer (it being understood that such instruments shall not require Seller or Buyer or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in or as contemplated by this Agreement or the Ancillary Agreements).

2.3Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the following:

(a)the Purchase Price;

(b)a duly executed counterpart to the Closing Statement;

(c)a duly executed certificate of Buyer, dated as of the Closing Date, certifying that the conditions set forth in Sections 9.3(a) and 9.3(b) have been fulfilled, substantially in the form of Exhibit E; and

(d)any other documents, instruments or agreements contemplated hereby or reasonably necessary or appropriate to consummate the transactions contemplated by this Agreement, and in a form reasonably acceptable to Buyer and Seller (it being understood that such instruments shall not require Buyer or Seller or any other Person to make any additional representations, warranties or covenants, express or implied, not contained in or as contemplated by this Agreement or the Ancillary Agreements).

2.4Prorations. All income, proceeds and receipts attributable to the operation, use, ownership, or otherwise of the Transferred Assets prior to the Effective Time shall be the property of Seller and to the extent received by Buyer or its Affiliates, Buyer shall promptly and fully disclose, account for and transmit same to Seller; and all income, proceeds and receipts attributable to the operation, use, ownership, or otherwise of the Transferred Assets at and after the Effective Time shall be the property of Buyer and to the extent received by Seller or its Affiliates, Seller shall promptly and fully disclose, account for and transmit same to Buyer. In addition, subject to the terms of this Agreement, all utility, accounts payable for goods and services, rent payments and other expenses attributable to the Transferred Assets for any period of time prior to the Effective Time, regardless of when due or payable, shall be the sole obligation of Seller, and Seller shall promptly pay, or if paid by Buyer, promptly reimburse Buyer for and hold Buyer harmless from and against same. Subject to the terms of this Agreement, all utility, accounts payable for goods and services, rent payments and other expenses attributable to the Transferred Assets for any periods of time subsequent to the Effective Time, regardless of when due or payable, shall be the sole obligation of Buyer and Buyer shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same. For purposes of allocating income from Contracts for the transportation of products on the Vessels, such income shall be allocated on a per day basis using the number of days in the respective Party’s period. The provisions of this Section 2.4 shall survive the Closing.

2.5Transfer Taxes. Buyer shall be responsible for all sales, documentary, transfer, stamp, registration, use, and other similar Taxes and fees arising out of the transactions contemplated by this

Agreement including the Pre-Closing Reorganization (the “Transfer Taxes”) and all costs and expenses incurred in connection with the transfer to the Company of title to the Transferred Assets; provided, however, that Seller shall be responsible for all costs and expenses incurred in connection with the release or removal of any Liens on the Interests or the Transferred Assets, other than, in the case of the Transferred Assets, Permitted Liens. Buyer shall prepare and file, or cause to be prepared and filed, all necessary Tax Returns with respect to Transfer Taxes, and if required by applicable Law, Seller shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Parties agree to use commercially reasonable efforts to cooperate with each other (a) in connection with the preparation and filing of such Tax Returns and (b) with a view to reducing or eliminating any such Transfer Taxes, including by obtaining all available exemptions from such Transfer Taxes and in timely providing each other with resale certificates and any other documents necessary to satisfy any such exemptions. For the avoidance of doubt, Transfer Taxes shall not include any income or franchise Taxes imposed in respect of the transactions contemplated by this Agreement.

2.6Fuel Inventory. On the Closing Date, Seller shall cause the captain of each Boat to conduct a physical measurement, in gallons, of the diesel fuel onboard each Boat as of the Effective Time to the extent such fuel was purchased by Seller or the Company (the aggregate of all such amounts, the “Aggregate Fuel Inventory”). For purposes of clarification, the Aggregate Fuel Inventory shall not include any gallons of diesel fuel that were purchased directly by Seller’s or the Company’s customers.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

3.1Organization. Each of Seller and the Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the state in which it is organized and has the requisite power to own, lease and operate its properties and assets and to carry on the Business as now being conducted. Seller is, and as of the Closing Date, the Company will be, duly qualified to do business and in good standing as a foreign limited liability company in each of the states listed on Schedule 3.1, which are all of the states in which it has assets or conducts activities which require it to be so qualified or in good standing, except where the failure to be so qualified would not result in material liability to Seller or the Company, as applicable, or materially adversely affect the Transferred Assets or the operation of the Business. Seller has made available to Buyer complete and correct copies of the Company’s limited liability company agreement or comparable governing documents, each as amended as of the Execution Date, and each as so delivered is in full force and effect. The Company does not (i) have any subsidiaries, (ii) own, directly or indirectly, any capital stock, membership interest or other equity interests of any Person or (iii) have any direct or indirect equity or ownership interest in any business. The Company is not a member of or participant in any partnership, joint venture or similar Person.

3.2Authorization. Seller has full company power and authority to (a) execute and deliver this Agreement and the Ancillary Agreements and (b) consummate the transactions contemplated hereby and thereby. Seller has taken all limited liability company action required to authorize (i) the execution, delivery and performance of this Agreement and the Ancillary Agreements and (ii) the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity (collectively, the “Creditor’s Rights Exception”). The Ancillary Agreements shall, on the Closing Date, be duly and validly executed by Seller and, assuming due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except for the Creditor’s Rights Exception.

3.3No Conflicts; Consents. Except for and subject to obtaining the Consents set forth on Schedule 3.3 (the “Required Third Party Consents”) and except for any Post-Closing Consents separately set forth on Schedule 3.3, and the transfer of Existing Permits, the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and thereby will not (a) violate, conflict with, or result in any breach of any provision of the Governing Documents of Seller, (b) violate, conflict with or result in a violation or breach of, or constitute a default under, or result in the acceleration of, any of the material terms, conditions or provisions of any Contract or Permit to which Seller or the Company is a party or by which Seller, the Company, or any material portion of their respective assets are bound, (c) violate in any material respect any applicable Law or any Order binding upon or applicable to Seller, the Company, the Interests, or any portion of the Transferred Assets, or (d) alter, diminish or result in the termination, revocation, suspension, cancellation, withdrawal or loss of any of the Interests or the Transferred Assets, result in the creation or imposition of any Lien upon the Interests or any of the Transferred Assets, give rise to any rights or liabilities under any Liens in any Interests or Transferred Assets, or give to any other Person any interest or right in any of the Interests or the Transferred Assets. No Consent of any Governmental Entity or any other Person is required to be obtained by Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Seller is a party or the consummation of the transactions contemplated hereby or thereby, except for (i) in connection with the transfer of Existing Permits, (ii) the Required Third Party Consents and (iii) Post-Closing Consents.

3.4Compliance With Laws and Permits. Except as set forth on Schedule 3.4, each of Seller and the Company is and, since January 1, 2020, has been, in material compliance with all Laws applicable to the Interests, the Transferred Assets, the Business and the Existing Permits. Except as set forth on Schedule 3.4, no investigation or review by any Governmental Entity with respect to Seller or the Company and relating to the Interests, the Transferred Assets or the Business is pending or, to the Knowledge of Seller, threatened which, if resolved adversely to Seller or any of its Affiliates, would result in material liability to Seller or any of such Affiliates. Since January 1, 2020, neither Seller nor the Company has received any notice or other communication from any Governmental Entity or any other Person regarding (y) any actual or potential violation of, or failure to comply with, any Law, or (z) any actual or potential liability on the part of Seller or the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, in each case, related to the Business or the Transferred Assets. Schedule 3.4 identifies all Existing Permits. Except as set forth on Schedule 3.4, (a) each Existing Permit is valid and in full force and effect and (b) there are no proceedings pending or, to the Knowledge of Seller, threatened in writing that could reasonably be expected to result in the revocation, material modification or termination of any Existing Permit. All applications required to have been filed for the renewal of any Existing Permit have been duly filed on a timely basis with the appropriate Governmental Entities.

3.5Financial Statements. Schedule 3.5 contains a true, correct and complete copy of the unaudited balance sheet of Seller as of December 31, 2022 (the “Balance Sheet Date”) and the related unaudited statements of income and cash flow for the nine (9) month period then ended (the “Financial Statements”). The Financial Statements are derived from and consistent with the books of account and records of Seller. Seller has no liabilities with respect to the Business, except (a) those that are adequately reflected or reserved against in the balance sheet included in the Financial Statements as of the Balance Sheet Date, (b) those that have been incurred in the Ordinary Course of Business since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount, and (c) under the express terms of the Assumed Contracts and the Excluded Contracts. As of the Closing, the Company will have no liabilities other than the Assumed Liabilities. Since the Balance Sheet Date, the Business has been conducted in the Ordinary Course of Business, and there has not been any change, event, condition, or development that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to the value of the Transferred Assets or the Interests.

3.6Absence of Litigation. Except as set forth on Schedule 3.6, there is no, and since January 1, 2020, there has been no, Action pending or, to the Knowledge of Seller, threatened, against Seller or the Company (a) relating to the Transferred Assets or the operation of the Business nor, to Seller’s Knowledge, are there any facts or circumstances in existence which would reasonably be expected, to give rise to any Action against Seller or the Company relating to the Transferred Assets or the operation of the Business or (b) that would reasonably be expected to materially and adversely affect the ability of Seller to perform its obligations under this Agreement or any of the Ancillary Agreements or to consummate the Transaction.

3.7Material Contracts.

(a)Other than Contracts which are by their terms no longer in force or effect, Schedule 3.7(a) sets forth a true and complete list of the following Contracts (including currently effective amendments and modifications thereto) to which Seller or, following the Pre-Closing Reorganization, the Company, is a party (collectively, the “Material Contracts”):

(i)all Contracts for the transportation of products on the Vessels;

(ii)all Contracts, or a group of related Contracts with the same party, involving payments to or from Seller of at least $50,000 per year;

(iii)all Contracts, or a group of related Contracts with the same party, for the purchase, sale or distribution of equipment, supplies, products or services, under which the undelivered balance of such equipment, supplies, products or services has a price in excess of $50,000 per year;

(iv)all Contracts, loan agreements, letters of credit, repurchase agreements, mortgages, security agreements, guarantees, pledge agreements, trust indentures, promissory notes, lines of credit, purchase money Liens or Liens securing rental payments under finance lease arrangements, and similar documents, in each case relating to indebtedness for borrowed money;

(v)all Contracts that that contain a “most favored nations” or similar provision requiring Seller to offer transportation on terms as good or better than other customers of Seller or under other Contracts;

(vi)all Contracts that, if terminated by either party, could have a material negative effect on the Business or the ownership and operation of the Transferred Assets;

(vii)any Contract that constitutes an exclusivity or non-competition agreement or any agreement that purports to restrict, limit, or prohibit the manner in which, or the locations in which the Business may be conducted;

(viii)any Contract that constitutes a partnership agreement, joint venture agreement or similar Contract;

(ix)any Contract pursuant to which Seller receives rights from a Third Party to any Acquired IT Systems (other than licenses to commercially available off-the-shelf software or licenses granted in connection with the purchase or lease of commercially available IT systems or IT services);

(x)any Contracts with any Governmental Entity;

(xi)any Contract between Seller and any Affiliate of Seller; and

(xii)any agreement for the employment of any officer, employee, or other individual on a full-time or consulting basis which provides for annual payments by Seller in excess of $50,000, which is not terminable on 90 days’ notice or less by Seller without liability for any material penalty or severance payment.

(b)Other than Contracts which are by their terms no longer in force or effect and except to the extent that enforceability thereof may be limited by the Creditor’s Rights Exception, and assuming that each Required Third Party Consent and each Post-Closing Consent has been obtained, and provided that any indemnity, contribution and exoneration provisions contained in any Assigned Contract may be limited by applicable Laws and public policy, each of the Assigned Contracts (i) constitutes the legal, valid and binding obligation of Seller or, following the Pre-Closing Reorganization, the Company, enforceable by and against Seller or, following the Pre-Closing Reorganization, the Company in accordance with its terms, (ii) is in full force and effect as of the Execution Date and (iii) will be in full force and effect immediately following the consummation of the transactions contemplated by this Agreement.

(c)There is not under any Material Contract any default or event, that, with notice or lapse of time or both, would reasonably be expected to constitute a default on the part of any of the parties thereto, except such events of default and other events as to which requisite waivers or consents have been obtained.

(d)Neither Seller nor the Company has (i) received written notice of, and, to the Knowledge of Seller, there has not occurred, any breach of or violation or default under, any Material Contract or any condition which with the passage of time or the giving of notice or both would result in such a violation or default under any Material Contract, or (ii) received notice of the desire of the other party or parties to any such Material Contract to cancel, terminate, renegotiate or repudiate such contract or exercise remedies thereunder.

(e)True and complete fully executed (and, if applicable, duly recorded) copies of all Material Contracts have been delivered or made available to Buyer by Seller.

3.8Taxes. Except as set forth in Schedule 3.8:

(a)All Tax Returns required to be filed by Seller with respect to the Business, including the Transferred Assets, or by the Company, have been duly and timely filed and all such Tax Returns are true, correct and complete in all material respects. Neither Seller nor the Company is currently the beneficiary of any extension of time within which to file any such Tax Return.

(b)All Taxes with respect to the Company and the Business, including the Transferred Assets, that are due and payable have been paid in full. Each of Seller and the Company has withheld and paid all Taxes required to be withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, equity holder or other Third Party.

(c)There is no Action pending or in progress by any Taxing Authority against Seller or the Company for any Taxes relating to the Company or the Business, including the Transferred Assets, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened in writing by any Taxing Authority with respect to any such Taxes. No claim has ever been made by a Taxing Authority in a jurisdiction in which Seller or the Company, as applicable, does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Neither Seller nor the Company has waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency, and there are no outstanding requests for such a waiver.

(d)None of the Company’s assets is an equity interest in an entity that is classified as a partnership or disregarded for U.S. federal income Tax purposes.

(e)There are no Liens for Taxes encumbering any of the Transferred Assets other than Liens that are Permitted Liens.

(f)All withholding Tax requirements imposed on or with respect to the Company or the Transferred Assets have been satisfied in full in all respects.

(g)Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(h)Neither Seller nor the Company (i) is, and neither has been, a party to, or a promoter of, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011 4(b); (ii) has taken any position on a Tax Return that could give rise to a substantial understatement of income Tax within the meaning of Code Section 6662 without disclosing such position as provided in the applicable Treasury Regulations, or (iii) has been a party to any transaction or arrangement which may have caused an extension of any statute of limitations related to Taxes, including an extension because the transaction or arrangement was required to be, but was not, reported to any Taxing Authority.

(i)None of the Transferred Assets is tax-exempt use property within the meaning of Section 168(h) of the Code.

(j)From its formation and through the Closing, the Company is and will be properly treated as an entity disregarded as separate from Seller for federal and, where applicable, state and local income Tax purposes.

(k)The Company has no liability for the Taxes of any Person, as a transferee or successor, or by contract (except for (i) contracts entered into solely to effect the Pre-Closing Reorganization, (ii) contracts entered into in the ordinary course of business, the primary subject matter of which is not Taxes and (iii) this Agreement), or, solely with respect to state, local, or foreign Taxes, as a result of being a member of a combined, unitary, or similar Tax group.

(l)The Company does not own or otherwise hold any interest in an asset that qualifies as a “section 197(f)(9) intangible” as such term is defined in Treasury Regulations Section 1.197-2(h)(1)(i), whether in the hands of the Company or any other Person.

(m)The Company and Seller (i) are in compliance with all escheat and unclaimed property Laws, (ii) submitted to the appropriate Taxing Authority or Governmental Entity all amounts required to be paid thereunder, and (iii) filed all statements, returns, and reports required to be filed thereunder.

(n)The Company is not and has not been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(o)The Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the United States.

3.9Employees and Employee Benefit Plans.

(a)Schedule 3.9(a) sets forth a true and complete list of all employees (whether full or part time) of Seller or its Affiliates whose duties are performed primarily at or with respect to the Business (the “Employees”) and for each such individual lists such Person’s name, titles, work location, date of hire, annual salary or hourly wage rate, and status as exempt or non-exempt under the Fair Labor Standards Act, including employees who are receiving short-term disability benefits or are on family and medical, medical/long-term disability, administrative or military leave or any other type of leave that entitles the employee to reinstatement upon completion of the leave under the applicable leave policies of Seller or Seller’s Affiliates (collectively, “Leave”).

(b)With respect to the Business and the Transferred Assets, neither Seller nor its Affiliates is, nor has been, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and there is not, and has not been, any Union representing or purporting to represent any Employee, and, to the Knowledge of Seller, no Union or group of employees is seeking or has sought to organize employees for the purpose of collective bargaining. There has never been, nor, to the Knowledge of Seller, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting the Business or the Transferred Assets. Seller has taken no action that would give rise to any notice required to be delivered under the WARN Act.

(c)Schedule 3.9(c) contains a true and complete list of each Employee Benefit Plan, which is or has been maintained, sponsored, contributed to, or required to be contributed to by Seller, or any of its ERISA Affiliates, for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant employed in the operation of the Business, or any spouse or dependent of such individual, or under which Seller or any of its ERISA Affiliates has or may have any liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any liability, contingent or otherwise (each, a “Seller Plan”).

(d)Each Seller Plan has been established, administered and maintained in accordance with its terms and in material compliance with all applicable Laws. Each Seller Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable and current determination letter from the Internal Revenue Service or can rely on an opinion letter from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such Seller Plan.

(e)With respect to the Transferred Assets and the Business, neither Seller nor any ERISA Affiliate of Seller has ever maintained, contributed to, had an obligation to contribute to, or sponsored (i) any Employee Benefit Plan that is subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (iii) any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code, or (iv) any multiple employer welfare plan, as defined in Section 3(4) of ERISA.

(f)No Seller Plan provides, or has promised to provide, retiree welfare benefits, except as may be required by COBRA or other similar applicable Law.

(g)There are no actual, threatened or anticipated Actions in relation to any Employees or any Seller Plan (other than routine claims for benefits), and no Seller Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity. There are no outstanding decisions or settlements or pending settlements that place any obligation upon Buyer to do or refrain from doing any act. None of the Employees are subject to any performance improvement plan, last chance agreement, or other comparable disciplinary action or process.

(h)Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in any “disqualified individual” receiving any “excess parachute payment” (each such term as defined in Section 280G of the Code), (ii) entitle any person to a payment (including severance, bonus or otherwise), or (iii) accelerate the vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Seller.

3.10Environmental Matters.

(a)Actions. Except as set forth on Schedule 3.10(a), there are no, and since January 1, 2020, there have been no, Actions pending or, to the Knowledge of Seller, threatened against the Transferred Assets, Seller, the Company or any other Person relating to the Environmental Permits, the Transferred Assets or the Business under Environmental Laws.

(b)Compliance. Except as set forth on Schedule 3.10(b), each of Seller and the Company is and, for the five (5) year period prior to the Effective Date, has been in compliance with all Environmental Laws and Environmental Permits in all material respects with respect to the operations of the Business and the Transferred Assets.

(c)Environmental Permits. Set forth in Schedule 3.10(c) is a true, correct and complete list of all Environmental Permits held by Seller or its Affiliates in connection with the ownership, occupancy and the current operation of the Transferred Assets or the Business, and each of Seller and the Company is in compliance with the requirements of such Environmental Permits in all material respects. Each Environmental Permit is valid and in full force and effect and there are no proceedings pending or, to the Knowledge of Seller, threatened in writing that could reasonably be expected to result in the revocation, material modification or termination of any Environmental Permit.

(d)Liens; Agreements. Except as set forth on Schedule 3.10(d), none of the Transferred Assets is encumbered by a Lien arising or imposed under Environmental Laws, and neither Seller nor any of its Affiliates is subject to any outstanding agreements with respect to the Transferred Assets or the Business (including consent orders and settlement agreements) other than its Environmental Permits with any Governmental Entity or other Person imposing any special or non-routine liability or obligations with respect to any environmental matter related to the Transferred Assets or the Business.

(e)Releases. There has been no Release of Hazardous Materials at, on or under the Owned Real Property or Leased Real Property during the period of Seller’s ownership or occupancy of such real property, either by Seller or by any Third Party that has migrated on or under such Owned Real Property or Leased Real Property, or from any Transferred Asset during the period of Seller’s or the Company’s ownership thereof, that could reasonably be expected to result in material liability for investigation, cleanup or other response action.

(f)Notices. Neither Seller nor any of its Affiliates has received any notice from any Governmental Entity or other Person alleging any violation of or liability under any Environmental Law or Environmental Permit related to the Business or the Transferred Assets that remains pending or unresolved.

(g)Reports. Seller has provided to Buyer true and complete copies of all Third Party written environmental assessments and reports prepared during the last five (5) years relating to the Transferred Assets or the Business that are in the control or possession of Seller or its Affiliates, including any such assessments or reports that contain material information about Hazardous Materials, remediation or compliance with Environmental Laws.

3.11No Brokers or Finders. Except as set forth on Schedule 3.11, there is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Seller or the Company who is entitled to receive any fee or commission in connection with the transactions contemplated by this Agreement or any part thereof or any interest therein. Seller will pay all fees and compensation of the Persons set forth on Schedule 3.11.

3.12Real Property. The Owned Real Property and the Leased Real Property constitute all of the interests, leases, property use agreements, line rights, franchises, licenses and other rights to, or interests in, real property used by Seller or its Affiliates primarily in connection with the Transferred Assets or the Business.

3.13Title and Condition of Transferred Assets.

(a)Seller has (i) good and valid title to, (ii) a valid leasehold interest in or (iii) a license or other right to use all Transferred Assets, in each case, subject to Permitted Liens and the Liens listed on Schedule 2.2(e), which will be released on or before the Closing Date.

(b)Except as disclosed in the Vessel Inspection Reports, the Vessels and all associated spare parts, spare equipment, stores and provisions included in the Transferred Assets are in good operating condition and repair (normal wear and tear excepted) and adequate for the uses to which they are being put, except (i) for ordinary, routine maintenance and repairs and (ii) such other defects that do not materially impair the use of such assets in the Ordinary Course of Business.

3.14Insurance. Schedule 3.14 sets forth a complete and correct list of all insurance policies of any kind currently in force and applicable to the Transferred Assets or the Business and also sets forth for each insurance policy the type of coverage, the name of the insureds, the insurer, the expiration date, and the amounts of coverage. To Seller’s Knowledge, all of the insurance policies that relate to the Business or the Transferred Assets are valid and subsisting and in good standing, there is no default thereunder, and Seller is entitled to all rights and benefits thereunder. Except as set forth on Schedule 3.14, there are no active Claims respecting the Transferred Assets or the Business under such policies, and neither Seller nor the Company has failed to give any notice or present any Claim respecting the Transferred Assets or the Business under such policies in a due and timely fashion. To Seller’s Knowledge, as of the date hereof, there is no circumstance which entitles Seller or the Company to make a Claim respecting the Transferred Assets or the Business under any such policies. Notice of cancellation or non-renewal with respect to, nor disallowance of any Claim respecting the Transferred Assets or the Business under, any such policies has been received by Seller or the Company.

3.15WAIVERS AND DISCLAIMERS. BUYER ACKNOWLEDGES THAT IT HAS HAD AN OPPORTUNITY TO INSPECT THE TRANSFERRED ASSETS, THAT IT HAS CONDUCTED ITS INDEPENDENT DUE DILIGENCE INVESTIGATION AND INSPECTION OF ALL ASPECTS OF SUCH TRANSFERRED ASSETS AND THE CLOSING OF THE TRANSACTIONS CONTEMPLATED HEREBY IS NOT CONDITIONED ON IT CONDUCTING FURTHER DUE DILIGENCE. OTHER THAN AS EXPRESSLY SET OUT HEREIN, AND EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER SET FORTH IN THIS ARTICLE III OR IN THE ANCILLARY AGREEMENTS AND EXCEPT FOR THE OTHER

COVENANTS AND AGREEMENTS MADE BY SELLER IN THIS AGREEMENT OR IN THE ANCILLARY AGREEMENTS, BUYER IS RELYING ON SUCH INDEPENDENT INVESTIGATION AND INSPECTION OF THE TRANSFERRED ASSETS AND IS NOT RELYING ON ANY INFORMATION PROVIDED BY SELLER OR ITS REPRESENTATIVES IN DETERMINING WHETHER TO ACQUIRE THE INTERESTS.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER SET FORTH IN THIS ARTICLE III AND IN THE ANCILLARY AGREEMENTS AND EXCEPT FOR THE OTHER COVENANTS AND AGREEMENTS MADE BY SELLER IN THIS AGREEMENT OR IN THE ANCILLARY AGREEMENTS, BUYER ACKNOWLEDGES AND AGREES THAT PRE-CLOSING REORGANIZATION WITH RESPECT TO THE TRANSFERRED ASSETS AND THE TRANSFER OF THE INTERESTS AS PROVIDED FOR HEREIN SHALL BE MADE IN AN “AS IS”, “WHERE IS” CONDITION WITH ALL FAULTS AND THAT SELLER HAS NOT MADE, NOR DOES IT MAKE, AND SELLER SPECIFICALLY NEGATES AND DISCLAIMS, ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, PAST OR PRESENT, REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THE TRANSFERRED ASSETS OR THE INTERESTS, (B) THE INCOME TO BE DERIVED FROM THE TRANSFERRED ASSETS OR THE INTERESTS, (C) THE SUITABILITY OF THE TRANSFERRED ASSETS FOR ANY AND ALL ACTIVITIES AND USES WHICH BUYER OR ANY OTHER PARTY MAY CONDUCT THEREON, (D) THE COMPLIANCE OF OR BY ANY SUCH TRANSFERRED ASSET OR ITS OPERATION WITH ANY LAWS OF ANY GOVERNMENTAL ENTITY (INCLUDING ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY OF THE TRANSFERRED ASSETS. THIS PARAGRAPH SHALL SURVIVE THE CLOSING. BUYER ACKNOWLEDGES THAT THE WAIVERS AND DISCLAIMERS IN THIS SECTION ARE CONSPICUOUS.

3.16Prohibited Transactions and Status. Neither Seller nor its Affiliates is in violation of any applicable anti-money laundering, anti-bribery, anti-corruption or economic sanctions legal requirements and consummation of the transactions contemplated by this Agreement will not violate any such requirement. Neither Seller nor any Affiliate of Seller (a) is on the OFAC List of Specially Designated Nationals and Blocked Persons or is otherwise an entity property of which is blocked or frozen by OFAC or any other governmental authority (collectively, “Blocked Person”); or (b) engages in any dealings or transactions or is otherwise associated with any Blocked Person.

3.17Prohibited Relationships. Neither Seller nor, to Seller’s Knowledge, any of its Affiliates is acting, directly or indirectly, on behalf of any terrorist, terrorist organization, narcotics trafficker or Blocked Person.

3.18Vessels.

(a)Each Vessel: (i) is eligible for operation in the coastwise trade of the United States; (ii) is lawfully and duly documented under the flag of the United States; (iii) has a valid and unexpired Certificate of Documentation with a coastwise endorsement issued by the U.S. Coast Guard; (iv) if a Boat, is in compliance with, and has a valid and unexpired Certificate of Inspection issued pursuant to, 46 CFR Subchapter M; (v) if a Barge, is in compliance with, and has a valid and unexpired Certificate of Inspection issued pursuant to, 46 CFR Subchapter D and Subchapter O, as applicable; and (vi) has received, and Seller has provided to Buyer, true and correct copies of, an inspection report certifying such Vessel’s current compliance with the Ship Inspection Report Programme (SIRE) standards of the Oil Companies International Marine Forum (OCIMF).

(b)Each of Seller and the Company, at all times while it has been the owner or operator of any Vessel, has been, and is on the date hereof, a U.S. Citizen.

(c)None of the Vessels has been “sold foreign” by Seller or the Company within the meaning of 46 U.S.C. § 12132. None of the Vessels has been placed by Seller or the Company under foreign registry or rebuilt outside of the United States.

(d)Except as set forth in the Vessel Inspection Reports, each of the Vessels is seaworthy and otherwise has been maintained, insured, located, repaired, renewed, operated and used in accordance with Law (including all applicable maritime rules and regulations and Environmental Laws) and sound marine engineering practice. As of the Execution Date, no Vessel has suffered an actual, agreed or constructive total loss, requisition event, collision, allision or other casualty that has not been remedied or terminated with Seller retaining possession thereof.

(e)None of the Vessels have outstanding inspection deficiencies issued to them in the form of Coast Guard Form CG-835, or if such outstanding inspection deficiencies exists, such documentation has been provided to Buyer.

(f)Seller has provided to Buyer a copy of the Tanker Management and Self Assessment 3 report that Seller or the Company has made available for customer audits during the calendar years 2020 through 2023.

3.19Guaranties. Schedule 3.19 identifies all outstanding guaranties, letters of comfort, letters of assurance, letters of credit, performance bonds, assurance bonds, surety agreements, indemnity agreements and any other legally binding forms of assurance or guaranty used in connection with the Business; whether or not issued by Seller, an Affiliate or other Person.

3.20Customer and Supplier Relations. To the Knowledge of Seller, there are no outstanding disputes with any customers, suppliers or other business relations of the Business. During the past twelve (12) months, (i) no material supplier of the Business has provided notice to Seller or the Company refusing to do business with Seller or the Company or stating its intention not to continue to do business with or to adversely change its relationship or arrangements with respect to the Business; and (ii) no material customer of the Business has provided notice to Seller or the Company refusing to do business with Seller or the Company or stating its intention not to continue to do business with or to adversely change its relationship or arrangements with respect to the Business.

3.21Acquired IT Systems; IT Security. Seller or, following the Pre-Closing Reorganization, the Company, owns, or has the right to use pursuant to license, sublicense or agreement, all of the Acquired IT Systems. To Seller’s Knowledge, the Acquired IT Systems do not contain any virus or malware that would reasonably be expected to interfere with the conduct of the Business or present a risk of unauthorized access, disclosure, use, corruption, destruction or loss of any personally identifiable information. Seller has implemented and maintained organizational, administrative, physical and technical safeguards reasonably necessary to ensure the continued, uninterrupted and error-free operation of the Acquired IT Systems, including employing commercially reasonable security, maintenance, disaster recovery, redundancy, backup, archiving and virus or malicious device scanning/protection measures.

3.22Interests.

(a)Seller is the record and beneficial owners of the Interests. Seller has good and valid title to the Interests, free and clear of all Liens (other than any restrictions on transfer solely arising under or relating to applicable securities Laws and liens arising under any of the organizational documents of the Company). The Interests have been duly authorized and are validly issued, fully paid and non-assessable and constitute all the issued and outstanding equity interests in the Company. Effective as of the Closing, good and valid title to the Interests will pass to Buyer, free and clear of all Liens other than Liens that have been granted by, through or under Buyer.

(b)There are no preemptive or other outstanding rights, options, warrants, agreements, arrangements or commitments of any character under which Seller or any of its Affiliates is or may become obligated to sell, or giving any Person a right to acquire, or in any way dispose of, Interests or any securities or obligations exercisable or exchangeable for, or convertible into, Interests, and no securities or obligations evidencing such rights are authorized, issued or outstanding. All rights and powers to vote the Interests are held exclusively by Seller. Except for this Agreement and the Company’s organizational documents, neither Seller nor any of its Affiliates is a party to any Contract with respect to the equity interests of the Company, including with respect to the voting, purchase, dividend rights, disposition or transfer thereof.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1Organization. Buyer is a corporation duly organized and presently subsisting under the Laws of its state of organization.

4.2Authorization. Buyer has full corporate power and authority to (a) execute and deliver this Agreement and the Ancillary Agreements contemplated hereby to be executed and delivered by Buyer and (b) consummate the transactions contemplated hereby and thereby. Buyer has taken all corporate action required to authorize: (i) the execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and (ii) the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, is a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except for the Creditor’s Rights Exception. The Ancillary Agreements to which Buyer is a party will, on the Closing Date, be duly and validly executed by Buyer and, assuming due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except for the Creditor’s Rights Exception.

4.3No Violations; Consents. Except for any Post-Closing Consents, Required Third Party Consents, or the transfer of the Existing Permits, the execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements do not, and consummation of the transactions contemplated hereby and thereby will not (a) violate, conflict with, or result in any breach of any provision of the Governing Documents of Buyer; (b) violate, conflict with or result in a violation or breach of, or constitute a default under, any of the material terms, conditions or provisions of any Contract, or other instrument or obligation, to which Buyer is a party or by which Buyer or any material portion of its assets is bound; or (c) violate any applicable Law binding upon Buyer or by which it or any of its assets are bound. No Consent of any Governmental Entity or any other Person is required to be obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the other Ancillary Agreements to which Buyer is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) transfer of Existing Permits, (ii) the Required Third Party Consents and (iii) Post-Closing Consents.

4.4Absence of Litigation. There is no Action pending or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates that would reasonably be expected to have a material and adverse impact on Buyer’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

4.5Brokers and Finders. There is no investment banker, broker, finder, financial advisor or other intermediary who has been retained by or is authorized to act on behalf of Buyer who is entitled to receive any fee or commission in connection with the transactions contemplated by this Agreement.

4.6Due Diligence. Buyer is an informed and sophisticated buyer experienced in financial and business matters and the evaluation of and investment in businesses such as the Business, the Interests and the transactions as contemplated hereunder. Buyer has undertaken such investigations as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement. Seller has provided Buyer with an opportunity to ask questions of the management of Seller and its Affiliates.

4.7Sufficient Funds. At the Closing, Buyer will have sufficient cash or cash equivalents available to pay the aggregate Purchase Price on the terms and conditions contained in this Agreement, and there will be no restriction on the use of such cash or cash equivalents for such purpose.

4.8Prohibited Transactions and Status. Neither Buyer nor its Affiliates is in violation of any applicable anti-money laundering, anti-bribery, anti-corruption or economic sanctions legal requirements and consummation of the transactions contemplated by this Agreement will not violate any such requirement. Neither Buyer nor any Affiliate of Buyer (a) is on the OFAC List of Specially Designated Nationals and Blocked Persons or is otherwise a Blocked Person; or (b) engages in any dealings or transactions or is otherwise associated with any Blocked Person.

4.9Prohibited Relationships. Neither Buyer nor any of its Affiliates is acting, directly or indirectly, on behalf of any terrorist, terrorist organization, narcotics trafficker or Blocked Person.

4.10Investment Intent. Buyer is acquiring the Interests solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Interests are not registered under the Securities Act of 1933, as amended, or any state securities Laws, and that the Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities Laws, as applicable.

ARTICLE V
COVENANTS AND AGREEMENTS OF SELLER

5.1Pre-Closing Access and Information.

(a)Subject to Section 6.1 and the terms of the Confidentiality Agreement and upon reasonable advance notice, Seller and the Company shall grant, or cause to be granted to, Buyer and its Representatives reasonable access during Seller’s normal business hours throughout the period beginning on the Execution Date through the Closing Date (the “Interim Period”) to the Transferred Assets and the Books and Records and other information relating to the Employees and the Transferred Assets (subject to Seller’s reasonable operational and safety procedures, any applicable confidentiality agreements, legal restrictions and legal privileges) for the purpose of inspecting the same. Notwithstanding the preceding sentences to the contrary, nothing in this Agreement shall be construed to permit Buyer or its Representatives to have access to any files, records, Contracts or documents of Seller, its Affiliates or Representatives relating to (A) Seller’s or its Affiliates’ inter-company or intra-company product pricing information, internal transfer prices, hedging activity records and business valuation procedures and records, (B) any bids relating to the Transaction, (C) any of the Excluded Assets, and (D) the negotiation or execution of this Agreement.

(b)Notwithstanding anything contained in the Confidentiality Agreement to the contrary, during the Interim Period, Seller and the Company shall provide Buyer and its Representatives with reasonable access to the Employees and the opportunity to present employment information to such Employees during normal business hours in order to discuss post-Closing employment matters. A Representative of Seller shall have a right to attend such meetings, provided that such Representative agrees to a confidentiality undertaking in favor of Buyer with respect to any information disclosed by Buyer in such meetings.

5.2Conduct of Business.

(a)During the Interim Period, except (i) as may be reasonably required by emergency or force majeure conditions (as determined by Seller in Seller’s reasonable discretion) or (ii) as contemplated by this Agreement, Seller and the Company shall (A) operate the Transferred Assets in the Ordinary Course of Business or as otherwise contemplated by this Agreement, (B) maintain the Transferred Assets in the Ordinary Course of Business, and (C) use commercially reasonable efforts consistent with past practice to keep available the services of employees, and maintain existing relationships with any Governmental Entity, licensors, customers, suppliers, distributors, clients, and others having business relationships with Seller or the Company related to the Transferred Assets or the Business, including by using commercially reasonable efforts to (1) renew, extend or otherwise modify any Assumed Contracts scheduled to expire during the Interim Period (subject to clause (b) of this Section 5.2), (2) include in such Assumed Contracts an assignment clause that will allow the assignment of such contracts to the Company and the transfer of the Interests to Buyer and (3) perform and comply in all material respects with all material covenants and conditions of Seller and the Company contained in the Assumed Contracts to be performed and complied with by Seller or the Company prior to Closing.

(b)During the Interim Period, except with the prior written consent of Buyer, neither Seller nor the Company shall:

(i)except in connection with the Pre-Closing Reorganization, sell, exchange, lease, license, transfer or otherwise dispose of any Transferred Asset (except in the Ordinary Course of Business);

(ii)terminate (other than a termination for reason of a material breach by another party or, subject to clause (a) of this Section 5.2, expiration per the terms of such Assumed Contract), assign, amend any material term under, grant any waiver (in a manner adverse to Seller) of any material term under or grant any material consent (in a manner adverse to Seller) with respect to any Assumed Contract or any Existing Permit;

(iii)voluntarily create, grant or permit any Lien on or affecting any Transferred Asset, other than Permitted Liens;

(iv)settle or compromise any Action with respect to the Transferred Assets or the Business in a manner that would adversely affect the Business after Closing;

(v)incur any liabilities with respect to the Transferred Assets or the Business for which Buyer or the Company would be responsible after Closing except pursuant to and in compliance with the express terms of the Assumed Contracts;

(vi)except (x) as may be required by applicable Law, (y) in the Ordinary Course of Business, or (z) as would relate to substantially all other similarly situated employees of Seller or its Affiliates, (A) materially increase the amount of compensation or benefits payable to or to become payable to any Employee or (B) hire new Employees or terminate the employment of any Employee (other than a termination for cause) or transfer any Employees except to fill vacancy in existing positions; or

(vii)enter into any Contract to do any of the foregoing.

5.3Books and Records. Seller shall deliver all Books and Records (including the Assumed Contracts) to Buyer as promptly as practicable but in any event within forty-five (45) days after the Closing Date; provided, that Seller may retain copies of any Books and Records. Seller is not obligated to create any Books and Records for Buyer or to provide them in a form or format other than the form or format in which they exist as of the Execution Date or to provide them to Buyer in any sequence or priority except as otherwise expressly provided herein. Books and Records will be provided to Buyer in the formats and on media used by Seller in the Ordinary Course of Business, or native to the system in which such data or information resides. If Buyer requests any Books and Records in a specific format or report form, and Seller agrees, in its sole discretion, Buyer will be responsible for all reasonable costs incurred by Seller to provide such Books and Records in such requested format or report form.

5.4Schedules. Prior to the Closing, Seller may, from time to time, but no later than two (2) Business Days prior to the Closing, by notice to Buyer, supplement or amend the Disclosure Schedule solely with respect to matters arising on or after the date of this Agreement, and if (a) such supplement or amendment causes Buyer’s condition to Closing set forth in Section 9.2(a) or 9.2(b) not to be satisfied and (b) the Closing occurs, provided that Buyer received notice of such supplement or amendment prior to Closing in accordance with this Section 5.4, then any such supplement or amendment will be effective to cure and correct any breach of any representation, warranty or covenant that would have existed if Seller would not have made such supplement or amendment.

5.5Exclusivity. Except with respect to this Agreement and the transactions contemplated hereby, Seller shall not, and shall cause its Affiliates and their respective Representatives (including any investment banking, legal or accounting firm retained by any of the foregoing) not to: (a) encourage, initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to any acquisition or similar transaction involving all or any material portion of the Transferred Assets or the Business or the acquisition of any equity interest in Seller or the Company (a “Proposal”); (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any Person relating to a Proposal, and shall terminate any such discussions or negotiations as of the Execution Date; (c) otherwise cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into a Contract with any Person relating to a Proposal (including any letter of intent or confidentiality agreement). Seller shall make each of its Affiliates and its and their respective Representatives aware of the covenants contained in this Section 5.5. The obligations set forth in this Section 5.5 shall expire upon the earlier of (y) the termination of this Agreement and (z) the Closing Date.

5.6Restrictive Covenants.

(a)As an inducement for Buyer to enter into this Agreement, Seller agrees that from and after the Closing and continuing during the three (3) year period following the Closing Date (the “Restricted Period”), Seller shall not and shall cause its Affiliates not to, do any of the following, directly or indirectly, whether acting alone or as a partner, shareholder, member, joint venturer, equity or security holder, officer, director, employee, principal, agent, trustee, consultant, independent contractor or lender:

(i)establish, operate, or engage in, or assist others in engaging in, the Business anywhere on the waterways on which any of Buyer, its Affiliates and Seller operates or provides goods or services, including any waterways in the Gulf Coast region of the United States (including the states of Texas, Louisiana, Mississippi, Alabama, and Florida), the Gulf Intracoastal Waterway, the Lower Mississippi River, and the Ohio River and its tributaries; or

(ii)solicit or attempt to solicit any Person who is or has been a supplier, customer, licensor, licensee or any other business relation of Seller within the past two (2) years to cease doing business with, or to alter or limit its business relationship with Buyer with respect to the Business.

(b)Seller agrees that during the Restricted Period, Seller shall not and shall cause its Affiliates not to, directly or indirectly, take any actions which are calculated to persuade any employee, contractor, or consultant of Buyer to terminate such Person’s association with Buyer or hire or otherwise retain the services of any Transferred Employee; provided, however, that this provision shall not prevent any Person from engaging in any general solicitation that is not targeted at any Representative of Buyer that results in the engagement of such Persons.

(c)During the Restricted Period, Seller shall not, and shall not permit its Affiliates to, directly or indirectly, for themselves or on behalf of another, solicit or entice, or attempt to solicit or entice, any Person that (i) was on the Closing Date a client or customer of the Business, (ii) to the knowledge of Seller is, on the Closing Date, or has been within one year prior to that time, a client or customer of the Business or potential client or customer of the Business, or (iii) to the knowledge of Seller is, on the Closing Date, or has been within one year prior to that time, actively solicited by any Seller to become a client or customer of the Business, with the intent of diverting their business or services from the Business, including by requesting, advising or inducing such Person to withdraw, curtail or cancel, or engage in other activity that could adversely affect, the relationship such Person has with the Business.

(d)The period of time in which a Person is required to act, or refrain from acting, pursuant to this Section 5.6 shall be tolled for so long as such Person is in breach of any of such Person’s obligations hereunder.

(e)To “engage” in a business means (i) to render services in or for that business, or (ii) to own, manage, operate or control (or participate in the ownership, management, operation or control of) or otherwise have an interest in an enterprise engaged, directly or indirectly, in that business. Seller hereby acknowledges and agrees that the foregoing covenants are commercially reasonable and reasonably necessary to protect Buyer and its Affiliates.

(f)If a court of competent jurisdiction determines that the character, duration or geographical scope of any of the provisions of this Section 5.6 exceed the limitations provided by Law, it is the intention and the agreement of the Parties that such provisions shall be construed by the court in such a manner as to impose the maximum restrictions on Seller’s conduct that are permitted by Law in light of the circumstances and as are necessary to assure to Buyer the benefits of this Agreement. The covenants contained in this Section 5.6 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

5.7Pre-Closing Reorganization. Prior to the Closing, on the terms and subject to the conditions set forth herein, Seller shall consummate the Pre-Closing Reorganization.

ARTICLE VI
COVENANTS AND AGREEMENTS OF BUYER

6.1Pre-Closing Access and Inspections.

(a)Without Seller’s prior written consent, not to be unreasonably withheld, conditioned or delayed, during the Interim Period, Buyer shall not contact or communicate with any employees (other than the Employees in accordance with Section 5.1(b)), customers, suppliers or distributors of Seller or its Affiliates or the Transferred Assets.

(b)Any inspection or investigation conducted by Buyer or its Representatives prior to the Closing shall be conducted in accordance with applicable Laws and in such manner as not to interfere unreasonably with the Business or the Transferred Assets. Buyer shall bear the risk of injury to any of its Representatives conducting any inspection or investigation of the Transferred Assets. Except Seller’s Portion of the Vessel Inspection Costs, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and their respective Representatives from and against any and all Losses arising or resulting from or in connection with Buyer’s or Buyer’s Representatives’ access to or inspection of the Transferred Assets or travel to or from or presence at any facilities of Seller or its Affiliates, except for any such Losses arising or resulting from the gross negligence or willful misconduct of Seller, its Affiliates or their respective Representatives.

(c)During the Interim Period, Buyer shall not contact or communicate with any Governmental Entity or any employee of any Governmental Entity in connection with or with respect to environmental matters related to the Transferred Assets, except with Seller’s prior written consent, which shall be granted or withheld in Seller’s sole discretion, and, if Seller’s consent is obtained, Buyer shall provide Seller with a reasonable opportunity to have one of Seller’s Representatives present at the time of any such contact or communication; provided however that nothing in this Section 6.1(c) shall prohibit (i) searches of databases and public information available upon request by any Person of a Governmental Entity or (ii) disclosures required by Law. Seller shall reasonably cooperate with Buyer in discussing with Governmental Entities the procedures for and substantive requirements required to be satisfied in connection with the transfer of all Existing Permits and Post-Closing Consents.

(d)Notwithstanding any provision to the contrary contained in this Agreement, Buyer’s obligations under the last sentence in Section 6.1(b) shall survive the Closing or the earlier termination of this Agreement.

6.2Post-Closing Preservation of Books and Records; Access.

(a)For a period of seven (7) years from and after the Effective Time, Buyer shall, and shall cause its Affiliates to, upon receipt of reasonable prior written request from Seller, (a) afford to Seller and its Representatives reasonable access during Buyer’s normal business hours to the Transferred Assets and to the Books and Records delivered to Buyer by Seller; (b) provide Seller, at Seller’s expense, with copies of the Books and Records delivered to Buyer by Seller; and (c) at Seller’s expense, reasonably cooperate with Seller in all respects, including the making available to Seller of Buyer’s employees as witnesses or deponents as Seller may reasonably request, in each case in respect of (i) financial reporting, (ii) preparation of Tax Returns and other Tax matters, (iii) investigating Claims or pursuing Actions in respect of Third Parties or Governmental Entities or (iv) addressing environmental matters involving the Transferred Assets. Buyer shall, and shall cause its Affiliates to, keep and maintain the Books and Records delivered to Buyer by Seller for a period of seven (7) years from the Closing Date or such longer periods as may be required by applicable Law; provided that Buyer may, prior to the conclusion of such seven (7) year period, elect to destroy any such information so long as Buyer uses commercially reasonable efforts to notify Seller prior to the destruction of any such information and give Seller a reasonable opportunity to obtain possession thereof.

(b)Upon receipt of reasonable prior written request from Buyer, Seller shall, and shall cause its Affiliates to, at Buyer’s expense, reasonably cooperate with Buyer in all respects, including the making available to Buyer of Seller’s and such Affiliates’ employees as witnesses or deponents as Buyer may reasonably request, in each case for the purpose of investigating Claims or in connection with any pending or threatened Actions in respect of Third Parties or Governmental Entities relating to pre-Closing matters of the Business and the other businesses of Seller and its Affiliates.

6.3Cooperation. For so long as Seller or Buyer, as applicable, is contesting or defending a Third Party Action or any Claim described in Section 6.2, each Party shall reasonably cooperate with the other Party, its respective Affiliates and their respective counsel in their efforts to conduct or resolve such matters; provided that the cooperating Party shall be reimbursed by the other Party for any reasonable out-of-pocket costs incurred in connection with providing such cooperation.

6.4Performance Bonds and Guaranties. Buyer shall use commercially reasonable efforts to (i) replace, as of the Closing, any performance bond, guaranty or other credit support arrangement listed on Schedule 6.4 or otherwise corresponding to any Assumed Contract and any financial assurances provided in connection with any Existing Permits, and (ii) provide that, within thirty (30) days after the Closing Date, Seller and its Affiliates be released from any and all obligations under any such performance bond, guaranty or other credit support arrangement; provided, however, that any failure by Buyer to obtain such release within such thirty (30) day period shall not be deemed to be a breach of this Agreement as long as Buyer is diligently pursuing such release. Whether or not Buyer is able to replace such arrangements and obtain a release of Seller, Buyer shall assume responsibility under all such performance bonds, guarantees or other credit support arrangements, and shall indemnify Seller for any Losses under any such performance bonds, guarantees or other credit support arrangements from and after the Effective Time.

6.5Insurance. Buyer acknowledges and agrees that all insurance policies maintained by Seller or the Company in respect of the Transferred Assets may be terminated by Seller and the Company as of the Effective Time. Buyer further agrees not to, and shall require that none of its Affiliates shall, make any Claims under such insurance policies, except in accordance with Section 7.10. Buyer agrees to arrange insurance coverage for itself and the Transferred Assets as of the Effective Time with insurers of its own choice. Buyer further acknowledges that it has no right, title or interest in any unearned premiums on any insurance policies maintained by Seller or the Company.

6.6Intellectual Property.

(a)Seller shall not be obligated to assign to or procure for Buyer or the Company any rights or benefits under any Intellectual Property, including Intellectual Property licensed from Third Parties that is used or useful in the operation of any of the Transferred Assets and the Business as conducted by Seller prior to the Closing, other than the Acquired IT Systems. Buyer shall be provided access to information concerning the identity and nature of support provided by Third Party service providers engaged by Seller to support Seller’s IT Systems. Prior to Closing, Seller shall cooperate with Buyer in good faith in retaining the services of such Third Parties; provided, that neither Seller nor Seller’s Affiliates shall have any obligation to obtain such services at any particular cost.

(b)No later than one year following the Closing Date, Buyer shall remove the “NGL” name and associated trademarks from the Vessels. For purposes of clarification, Buyer shall have no obligation to change the color schemes on the Vessels or rename the Vessels.

6.7Privileged Communications. The Parties acknowledge and agree that prior to the Closing, McAfee & Taft A Professional Corporation (“Seller’s Counsel”) has represented Seller. As to any privileged attorney client communications between Seller’s Counsel and Seller or any of its Representatives prior to the Closing Date relating to the transactions contemplated hereby (collectively, the “Privileged Communications”), Buyer and together with any of its Affiliates, subsidiaries, successors or assigns, agree that such Privileged Communications shall be retained by and shall be controlled by Seller and any disclosure of such Privileged Communications to such Persons shall not waive the privileged nature of the communication.

ARTICLE VII
COVENANTS AND AGREEMENTS OF SELLER AND BUYER

7.1Expenses. Except as explicitly provided otherwise in this Agreement or by applicable Law, all costs and expenses incurred by the Parties in connection with the consummation of the transactions contemplated hereby shall be borne solely and entirely by the Party which has incurred such expenses.

7.2Injunctions. Except as otherwise provided herein (including in Section 7.5), if any Governmental Entity having jurisdiction over any Party issues or otherwise promulgates any Order that prohibits the consummation of the transactions contemplated hereby, the Parties shall use their commercially reasonable efforts to (a) have such injunction dissolved or otherwise eliminated as promptly as possible and (b) pursue any underlying Action diligently and in good faith prior to and after the Closing.

7.3Payments Received. Seller and Buyer agree that after the Closing they shall hold and promptly transfer and deliver to the other Party, from time to time as and when received by them, any cash or checks with appropriate endorsements (using their commercially reasonable efforts not to convert such checks into cash), or other property (including cash refunds of Asset Taxes pursuant to Section 7.9(c)) that they may receive at or after the Closing which properly belongs to the other Party pursuant to Section 2.4.

7.4Permits; Transfers; Cooperation. Prior to Closing, Seller shall use commercially reasonable efforts to (a) obtain all Required Third Party Consents (other than Post-Closing Consents); and (b) submit applications, notices and other information to Governmental Entities that is required to be submitted or provided by Seller in connection with the transfer to the Company of the rights existing under the Existing Permits and the Post-Closing Consents. From and after the Execution Date until one (1) year after Closing, Seller shall cooperate with Buyer and assist Buyer in identifying and obtaining all Post-Closing Consents and Permits necessary for the Company to own and operate the Transferred Assets from and after the Closing Date; provided, however, that after Closing Seller shall not be required to assume any liability or obligation in connection with the foregoing, except as otherwise provided in this Agreement.

7.5Consents and Approvals.

(a)Prior to the Closing, upon the terms and subject to the conditions of this Agreement, and except as contemplated by this Agreement, the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary, proper or advisable to consummate the Transaction as promptly as reasonably practicable, but in no event after the Outside Date, including the preparation and filing of all forms, registrations and notices required pursuant to applicable Law to be filed to consummate the Transaction and the taking of such actions as are necessary to obtain any requisite approvals, authorizations, Consents, releases, Orders, licenses, Permits, qualifications, exemptions, waiting period expirations or terminations or waivers by any Third Party or Governmental Entity. Each such Party shall promptly inform the other Party of any communication (oral or written) to with or from a Governmental Entity, and provide copies of any written communication to, with or from, any Governmental Entity regarding any such filings. No Party shall independently initiate or participate in any meeting or discussion, either in person, writing or by telephone, with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other Party prior notice of the meeting and discussion and, unless prohibited by such Governmental Entity, the opportunity to attend and participate. Neither Party shall be obligated to share any information that contains attorney-client information or work product absent the entry of a mutually agreeable joint defense agreement.

(b)Each Party shall be responsible for and shall pay all of its fees, expenses and costs in complying with this Section 7.5.

7.6Public Announcements. Except as may be required of such Party or its Affiliates under applicable Law or stock exchange rules or to the extent necessary for a Party to perform its obligations under this Agreement, neither Party shall issue any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written approval of the other Party, not to be unreasonably withheld, conditioned or delayed; provided, however, that a Party may make public disclosure as may be necessary or appropriate in connection with customary presentations, meetings and conference calls with investors and analysts (in which case the disclosing Party will use its commercially reasonable efforts to allow the other Party reasonable time to review and comment on the text of the proposed disclosure prior to making such disclosure).

7.7Confidentiality.

(a)The Parties agree to be bound by the terms and conditions of that certain Confidentiality Agreement between Seller and Buyer entered into on December 13, 2022 (the “Confidentiality Agreement”). The Parties further agree that the terms and conditions of this Agreement, the Ancillary Agreements and all transaction documents and all communications in connection with the negotiation of the foregoing shall be deemed “Confidential Information” as such term is defined in, and subject to, the terms of the Confidentiality Agreement. Effective upon the Closing, the Confidentiality Agreement shall terminate.

(b)For a period of two (2) years following the Closing, the Parties shall, and shall cause their Affiliates and their respective Representatives to, keep confidential and not disclose any information to any Person related to the transaction contemplated herein (including any terms and conditions), except as may be approved by the other Party (the “Restricted Information”). For a period of seven (7) years following the Closing Date, Seller shall, and shall cause its Affiliates to, keep confidential, and not disclose or use, except as otherwise expressly permitted herein or as required for the performance of the Ancillary Agreements, all confidential, proprietary and non-public information (whether or not specifically labeled or identified as “confidential” and whether written or oral) that relates to the Business (“Business Confidential Information”). The obligation to keep such Restricted Information and Business Confidential Information confidential shall not apply to any information which (i) is in the public domain as of the Effective Date, (ii) is published or otherwise becomes part of the public domain through no fault of the disclosing Party or its Affiliates or (iii) becomes available to the disclosing Party or its Affiliates on a non-confidential basis from a source that did not acquire such information (directly or indirectly) from the non-disclosing Party or its Affiliates.

(c)Notwithstanding the foregoing, either Party may make disclosures as required by applicable Law, stock exchange rule or any Governmental Entity and in connection with disputes hereunder; provided that the Party requested to disclose Restricted Information or Business Confidential Information, as applicable, to the extent practicable, shall deliver to the other Party notice at least ten (10) Business Days prior to the day the disclosing Party is to disclose any Restricted Information or Business Confidential Information, as applicable, so that the other Party may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 7.7.

7.8Further Assurances. After the Closing, each Party shall take such further actions, including obtaining Consents from Third Parties, and execute such further documents as may be reasonably necessary or reasonably requested by any other Party in order to effectuate the intent of this Agreement and the Ancillary Agreements and to provide such other Party with the intended benefits of this Agreement and the Ancillary Agreements. Without limiting the generality of the foregoing, from time to time during the 60-day period following the Closing, Seller shall make the Employees (other than the Transferred Employees) available to Buyer and the Company during normal business hours for the purpose of answering questions, transferring knowledge and expertise regarding the historical operation of the Business and the Transferred Assets, and otherwise providing such consultation and assistance as may reasonably be requested by Buyer and the Company (having due regard for the employment obligations of such Employees to Seller and its Affiliates) in connection with the transition of the Business and the Transferred Assets from Seller to the Company and Buyer. Buyer shall reimburse Seller for Seller’s and its Affiliates’ reasonable and documented out-of-pocket costs of providing such assistance, including direct costs for the time of such Employees.

7.9Tax Matters.

(a)Asset Taxes.

(i)Seller shall be allocated and bear (i) all Asset Taxes attributable to any Tax period ending prior to the Effective Time and (ii) its pro rata share of Asset Taxes attributable to any Straddle Period (based on the number of days of ownership in such Straddle Period). Buyer shall be allocated and bear (i) all Asset Taxes attributable to any Tax period beginning at or after the Effective Time and (ii) its pro rata share of Asset Taxes attributable to any Straddle Period (based on the number of days of ownership in such Straddle Period).

(ii)To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 1.3, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment. To the extent the actual amount of an Asset Tax paid or economically borne by a Party is ultimately determined to be different than the amount (if any) that was taken into account as an adjustment to the Purchase Price pursuant to Section 1.3, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Tax that is allocable to such Party under this Section 7.9.

(b)Tax Returns.

(i)Seller shall prepare (or cause to be prepared) and timely file (or cause to be filed) all Tax Returns of the Company (after giving effect to any valid extensions of the due date for filing any such Tax Returns) for any Tax period ending on or before the Closing Date. Seller shall submit such Tax Returns to Buyer at least thirty (30) days prior to the due date (after giving effect to any valid extensions) of such Tax Returns for Buyer’s review and approval. Seller shall implement any comments reasonably provided by Buyer at least fifteen (15) days prior to the due date (after giving effect to any valid extensions) of such Tax Returns.

(ii)Buyer shall prepare (or cause to be prepared) and timely file (or cause to be filed) all Tax Returns of the Company (after giving effect to any valid extensions of the due date for filing any such Tax Returns) for any Straddle Period. Buyer shall submit such Tax Returns to Seller for review and comment at least thirty (30) days prior to the due date (after giving effect to any valid extensions) of such Straddle Period Tax Returns. Buyer shall consider in good faith any comments reasonably provided by Seller at least fifteen (15) days prior to the due date (after giving effect to any valid extensions) of such Straddle Period Tax Returns.

(iii)In the case of any Taxes that are payable with respect to a Straddle Period and based on or measured by income, gross or net receipts, sales, or payroll, the portion of such Taxes attributable to the pre-Closing portion of the Straddle Period will be determined on the basis of a deemed closing of the books and records of the Company as of the close of business on the Closing Date. In the case of any other Taxes that are payable with respect to a Straddle Period that are not Asset Taxes (the allocation of which is determined pursuant to Section 7.9(a)), the portion of such Taxes attributable to the pre-Closing portion of the Straddle Period will be equal to the product of all such Taxes multiplied by a fraction, the numerator of which is the number of days in the pre-Closing portion of the Straddle Period, and the denominator of which is the number of days in the entire Straddle Period. For the avoidance of doubt, for U.S. federal and all applicable state and local income Tax purposes, any liability that is assumed by Buyer in connection with the transactions contemplated hereby that is attributable to deferred revenue shall not be treated as giving rise to taxable income of Buyer or its Affiliates under James M. Pierce Corp. v. Commissioner, 326 F.2d 67 (8th Cir. 1964), and the Parties shall not take a Tax position that is inconsistent with the treatment described in the immediately preceding clause.

(c)Tax Refunds. Seller shall be entitled to any and all cash refunds of Asset Taxes for Tax periods allocated to Seller pursuant to Section 7.9(a), and Buyer shall be entitled to any and all cash refunds of Asset Taxes for Tax periods allocated to Buyer pursuant to Section 7.9(a). If a Party or its Affiliate receives a refund of Asset Taxes to which any other Party is entitled pursuant to this Section7.9(c), such recipient Party shall forward to the entitled Party the amount of such refund within thirty (30) days after such refund is received, net of any reasonable, out-of-pocket costs or expenses incurred by such recipient Party in procuring such refund; provided that nothing in this Section 7.9(c) shall obligate a Party or its Affiliates to take any action to obtain such refunds.

(d)Tax Cooperation. After the Closing Date, each Party shall provide such assistance as the other Party may from time to time reasonably request in connection with the preparation of Tax Returns required to be filed, any audit or other examination by any Taxing Authority, any judicial or administrative proceeding relating to liability for Taxes, or any Claim for refund in respect of such Taxes, including making available employees for interviews, litigation preparation and testimony. The requesting Party shall reimburse the assisting Party for the reasonable out-of-pocket costs incurred by the assisting Party after having received the prior written approval therefor from the requesting Party.

(e)Purchase Price Allocation. Buyer shall allocate the Purchase Price, the Assumed Liabilities and any other items constituting consideration for U.S. federal income Tax purposes, as of the Closing, among the Transferred Assets as set forth in Schedule 7.9(e) (the “Purchase Price Allocation”). Seller and Buyer shall report consistently with the Purchase Price Allocation in all Tax Returns, including IRS Form 8594 (Asset Acquisition Statement) under Section 1060 of the Code, which Buyer and Seller shall timely file with the IRS, and neither Buyer nor Seller shall take any position in any Tax Return that is inconsistent with the Purchase Price Allocation unless required to do so by (i) applicable Law or (ii) final determination as defined in Section 1313 of the Code. Each of Seller and Buyer agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Purchase Price Allocation.

(f)Withholding. Buyer may deduct and withhold from any amounts payable under this Agreement amounts that Buyer is required to deduct and withhold under the Code or other provision of any Law. Any such amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

7.10Casualty Loss.

(a)If, during the Interim Period, all or any portion of a Vessel is damaged or destroyed in whole or in part (the portion of such Vessel so damaged or destroyed, the “Damaged Portion”), whether by fire, theft, vandalism, flood, wind, explosion or other casualty (a “Casualty Event”), Seller shall notify Buyer promptly in writing (a “Casualty Event Notice”) of the Casualty Event. The Casualty Event Notice shall include: (i) a reasonable description of the facts and circumstances surrounding the Casualty Event; (ii) Seller’s preliminary assessment of the effect of the Casualty Event on the Transferred Assets; and (iii) Seller’s preliminary assessment of whether, and the extent to which, any losses sustained as a result of such Casualty Event are covered by one or more insurance policies (including property/casualty and workers’ compensation policies) maintained immediately prior to the Closing by Seller.

(b)If: (i) Seller reasonably expects the Damaged Portion resulting from a Casualty Event can be fully repaired or restored in accordance with applicable Laws on or before the date that is one hundred eighty (180) days following the occurrence of the Casualty Event (the “Casualty Event Termination Date”); and (ii) the damage due to the Casualty Event is greater than ten percent (10%) of the Base Purchase Price, then Buyer may elect, in its sole discretion, to either (A) proceed with the Closing and repair and restore such Damaged Portion at Buyer’s expense, and Buyer shall be entitled to all of the insurance proceeds which Seller or any of its Affiliates actually receive with respect to such Casualty Event, or (B) notify Seller that Buyer does not elect to repair and restore such Damaged Portion, at which time Seller can elect to either (1) repair or restore such Damaged Portion by the Casualty Event Termination Date (in which case the provisions of Section 7.10(c) shall apply), or (2) not repair or restore such Damaged Portion by the Casualty Event Termination Date (in which case the provisions of Section 7.10(d) shall apply). If Seller reasonably expects the Damaged Portion resulting from a Casualty Event cannot be fully repaired or restored in accordance with applicable Laws on or before the Casualty Event Termination Date, then either Party may either (i) proceed with the Closing and elect to exclude such Vessel from the Transferred Assets, and reduce the Base Purchase Price by the amount applicable to such Vessel set forth on Schedule 7.10 (and (x) neither Party’s rights or obligations under this Agreement shall be affected in any way; and (y) no breach of any representations or warranties under this Agreement shall be deemed to have occurred as a result of such Casualty Event) or (ii) agree to a mutually acceptable solution related thereto.

(c)If, with respect to any Casualty Event described in Section 7.10(b) that Buyer elected not to repair and restore such Damaged Portion, Seller elects to repair or restore such Damaged Portion by the Casualty Event Termination Date, then: (i) Seller shall promptly commence and diligently execute the repair and/or restoration of such Damaged Portion to the condition thereof immediately prior to such Casualty Event in a good and workmanlike manner and in accordance with applicable Laws at its sole cost and expense; (ii) Seller shall be entitled to all of the insurance proceeds with respect to such Casualty Event; (iii) such Casualty Event shall have no effect for purposes of determining whether Buyer’s conditions to Closing set forth in Section 9.1 or Section 9.2 have been fulfilled; and (iv) the Closing shall be delayed for such reasonable time as is necessary but not beyond the Casualty Event Termination Date for Seller to complete any such repair or restoration.

(d)If, with respect to any Casualty Event described in Section 7.10(b) that Buyer elected not to repair and restore such Damaged Portion, Seller elects not to repair or restore such Damaged Portion by the Casualty Event Termination Date, then Buyer shall proceed to Closing, and (i) neither Party’s rights or obligations under this Agreement shall be affected in any way; and (ii) no breach of any representations or warranties under this Agreement shall be deemed to have occurred as a result of such Casualty Event; provided that Buyer shall elect, by notice to Seller not later than fifteen (15) days after Buyer’s receipt of Seller’s election not to repair or restore such Damaged Portion, to either: (A) exclude such Vessel from the Transferred Assets, and reduce the Base Purchase Price by the amount applicable to such Vessel set forth on Schedule 7.10 or (B) receive all of the insurance proceeds which Seller or any of its Affiliates actually receive with respect to such Casualty Event.

(e)If the damage caused by the Casualty Event is ten percent (10%) of the Base Purchase Price or less, then: (i) neither Party’s rights or obligations under this Agreement shall be affected in any way; (ii) no breach of any representations or warranties under this Agreement shall be deemed to have occurred as a result of such Casualty Event; and (iii) Buyer shall be entitled to all of the insurance proceeds which Seller or any of its Affiliates actually receive with respect to such Casualty Event.

ARTICLE VIII
EMPLOYMENT MATTERS

8.1Employment Offers to Active Employees. On the Closing Date, Buyer or an Affiliate of Buyer may in its sole discretion, make, or cause its designee to make, employment offers to any Employees (including Employees on Leave) on such terms and conditions determined by Buyer or its Affiliate. All active Employees who accept employment with Buyer or Buyer’s Affiliate and who subsequently become employees of Buyer or Buyer’s Affiliate are referred to herein as “Transferred Employees”.

8.2Transfer Time.

(a)Subject to Closing occurring, all Transferred Employees shall become employees of Buyer or one of Buyer’s Affiliates (including the Company) effective as of the Effective Time. Buyer or such Buyer’s Affiliate shall be responsible for payment of all salaries and benefits and all other costs and liabilities relating to services provided by the Transferred Employees after the Effective Time; provided, however, that nothing in this Section 8.2(a) shall be interpreted as a commitment by Buyer or any Affiliate of Buyer to provide a certain level of salary, bonus opportunity or benefits to any Transferred Employee.

(b)Notwithstanding Section 8.2(a), except as specifically set forth in Section 1.3(a)(ii), Buyer shall have no obligations whatsoever for any compensation or other amounts payable to any Employee, including, without limitation, hourly pay, commission, bonus, salary, fringe, or pension or profit sharing benefits for any period relating to the Employees’ service with Seller or the Company at any time at or prior to the Effective Time and Seller shall pay all such amounts to all entitled persons.

8.3Cessation of Participation in Seller’s or its Affiliates’ Employee Benefit Arrangements.

(a)Effective as of the Effective Time, the Transferred Employees shall cease active participation in the Employee Benefit Plans of Seller or its Affiliates. Seller or its Affiliates, as applicable, shall remain solely responsible for all claims for benefits under its Employee Benefit Plans that were incurred by the Employees prior to the Effective Time. Seller also shall remain solely responsible for all worker’s compensation claims of any Employees which relate to events, conditions or exposures occurring prior to the Effective Time.

(b)Seller shall be liable for all obligations under COBRA as to any M&A Qualified Beneficiary already receiving COBRA continuation coverage on or before Effective Time, any employee or former employee of Seller or an Affiliate of Seller, and any spouse or dependent thereof, who is eligible to receive continuation coverage under COBRA with respect to whom the “election period” (as defined in

Section 4980(B)(f)(5) of the Code) has not expired, or any employee or former employee of Seller, and any spouse or dependent thereof, who becomes an M&A Qualified Beneficiary in connection with the transactions contemplated by this Agreement, regardless of whether Buyer is deemed a successor employer under Treasury Regulation Section 54.4980B-9, Q/A-8.

8.4PTO. At and subject to the occurrence of the Closing, Buyer hereby assumes, or at Buyer’s option, shall cause an Affiliate of Buyer (including the Company) to assume, all liabilities and obligations for paid time off under any Seller Plan with respect to the Transferred Employees that accrued prior to the Effective Time to the extent included in the PTO Accrual Amount. At the Closing, Seller shall deliver a certificate to Buyer (the “PTO Accrual Certificate”) certifying to such accrued paid time off liability with respect to each Transferred Employee, whether or not and to what extent the amount of accrued paid time off has vested as of the Effective Time, and the total accrued liability of Seller for such paid time off with respect to the Transferred Employees (the “PTO Accrual Amount”).

8.5Service Credit. For purposes of eligibility, benefit accrual and vesting under the Employee Benefit Plans of Buyer or Buyer’s Affiliate providing benefits to the Transferred Employees at or after the Effective Time (the “Buyer Plans”), Buyer or Buyer’s Affiliate shall use commercially reasonable efforts to credit each such Transferred Employee with his or her years of service with Seller or Seller’s Affiliate or their predecessors prior to the Effective Time, to the same extent as such Transferred Employee was entitled to credit for such service under any similar Employee Benefit Plan of Seller or Seller’s Affiliate immediately prior to the Effective Time, except as would result in a duplication of benefits for the same period of service. Buyer shall use commercially reasonable efforts to cause the Buyer Plans (a) not to deny such employees coverage on the basis of pre-existing conditions, (b) to waive all exclusions and waiting periods with respect to participation and coverage (to the extent that exclusions and waiting periods were waived under the corresponding Employee Benefit Plan of Seller or its Affiliate) and (c) to credit such employees for any deductibles and out-of-pocket expenses paid (including prior to the Effective Time) in the year of initial participation in the Buyer Plans.

8.6Benefits – Miscellaneous. Notwithstanding anything herein to the contrary, after the Effective Time, Seller and Seller’s Affiliate shall not be liable to Buyer or its Affiliates or any Transferred Employees or any other Person for any obligations arising out of participation by Transferred Employees in the Employee Benefit Plans of Buyer or any Buyer’s Affiliate.

8.7WARN Act. Buyer shall be solely responsible for any and all obligations and liabilities as a consequence of the Transaction arising under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (the “WARN Act”), or under any similar provision of any federal, state, regional, foreign or local law, rule or regulation (collectively, “WARN Obligations”) for its actions taken after the Effective Time. Seller shall be solely responsible for WARN Obligations for its actions taken before the Effective Time.

8.8No Third Party Beneficiaries. Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit plan, program or agreement sponsored, maintained or contributed to by Buyer or its Affiliate. No Employee (including the Transferred Employees) or any other Person (other than the Parties) is intended to be a beneficiary of the provisions of this Agreement.

8.9Cooperation. Seller shall provide to Buyer all information and take such actions, as Buyer may reasonably request, in order for Buyer to fulfill its obligations pursuant to this Article VIII.

ARTICLE IX
CONDITIONS TO CLOSING

9.1Conditions to Each Party’s Obligation to Close. The obligations of Buyer and Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a)No Restraint. No preliminary or permanent Order or other legal restraint preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

(b)Legality of Transactions. No Action shall have been taken and no Law shall have been enacted by any Governmental Entity that makes illegal the performance by any Party of its material obligations under this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated by this Agreement.

(c)Required Third Party Consents. Each of the Required Third Party Consents set forth on Schedule 9.1(c) shall have been obtained.

(d)Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed.

9.2Conditions to Buyer’s Obligation to Close. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver in writing by Buyer), at or prior to the Closing, of each of the following conditions:

(a)Representations and Warranties. Each of the representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects (except that any representation or warranty that is qualified by materiality must be true in all respects) as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations or warranties speak as of an earlier date, in which case, as of such specified date), and Buyer shall have received a certificate to such effect signed on behalf of Seller by an officer of Seller.

(b)Performance of Obligations. Seller shall have performed and complied in all material respects with all covenants and obligations required to be performed or complied with by Seller under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate to such effect signed on behalf of Seller by an officer of Seller.

(c)Ancillary Agreements. Seller shall have executed and delivered, or caused to be executed and delivered, to Buyer the Ancillary Agreements and such other documents as set forth in Section 2.2.

9.3Conditions to Seller’s Obligation to Close. The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver in writing by Seller), at or prior to the Closing, of each of the following conditions:

(a)Representations and Warranties. Each of representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (except that any representation or warranty that is qualified by materiality must be true in all respects) as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations or warranties speak as of an earlier date, in which case, as of such specified date), and Seller shall have received a certificate to such effect signed on behalf of Buyer by an officer of Buyer.

(b)Performance of Obligations. Buyer shall have performed and complied in all material respects with all covenants and obligations required to be performed or complied with by Buyer under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate to such effect signed on behalf of Buyer by an officer of Buyer.

(c)Ancillary Agreements. Buyer shall have executed and delivered, or caused to be executed and delivered, the Ancillary Agreements and such other documents as set forth in Section 2.3.

(d)Other Purchase Agreement. The closing under the Other Purchase Agreement shall have occurred contemporaneously with the Closing.

ARTICLE X
TERMINATION

10.1Termination. This Agreement may be terminated at any time prior to the Closing:

(a)by mutual written consent of Buyer and Seller;

(b)by either Buyer or Seller, upon notice to the other Party, if a Governmental Entity shall have issued an Order or taken any Action: (i) seeking to restrain, enjoin or otherwise prohibit the transactions contemplated by this Agreement or the Ancillary Agreements or (ii) to obtain material damages or other relief from either Buyer or Seller in connection with the transactions contemplated by this Agreement or the Ancillary Agreements; provided that the Party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall have complied with Section 7.2;

(c)by either Buyer or Seller, upon two (2) days prior written notice to the other Party, in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement, which (i) would give rise to the failure of a condition set forth in Section 9.2 or Section 9.3, (ii) has not been waived by the other Party, and (iii) cannot be cured or has not been cured upon the earlier of: (A) the Outside Date, or (B) thirty (30) days following receipt by the breaching Party of notice of such breach, which notice shall advise the breaching Party of the nature of the breach; provided, however, that the Party seeking termination is not in material breach of its representations, warranties, covenants or agreements contained in this Agreement; or

(d)by Buyer or Seller upon written notice to the other party, if the transactions contemplated by this Agreement have not been consummated on or prior to June 30, 2023 (the “Outside Date”); provided that the termination rights under this Section 10.1(d) shall not be available to any Party whose material breach of this Agreement has been the cause of, or resulted in, the failure of the transactions contemplated by this Agreement to be consummated by such time.

10.2Effect of Termination. Upon any termination of this Agreement, Seller and Buyer shall be relieved of their respective duties and obligations arising under this Agreement after the date of such termination, and, except as provided in this Section 10.2, such termination shall be without liability to Seller or Buyer; provided that the provisions of this Section 10.2, Section 6.1(b), Section 7.7, and Article XII (other than Section 12.8), shall survive any such termination and shall be enforceable hereunder and any defaulting Party shall remain liable under this Agreement for any breach of this Agreement prior to termination.

ARTICLE XI
SURVIVAL; INDEMNIFICATION

11.1Survival. The Parties, intending to modify any applicable statute of limitations, hereby acknowledge and agree that the representations, warranties, covenants and agreements contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement shall survive as follows:

(a)The representations and warranties of the Parties set forth in this Agreement or in any certificate delivered hereunder shall survive the Closing until the date that is eighteen (18) months after the Closing Date.

(b)The covenants and agreements of the Parties contained in this Agreement shall terminate as of, and shall not survive beyond, the Closing for all purposes, including any right to damages under any theory or cause of action, and there shall be no liability in respect thereof, including but not limited to liability for breach of, default in, or failure to perform any such covenants or agreements whether such liability has accrued prior to or after the Closing, on the part of any Party, its Affiliates or any of its or their respective Representatives, except for those covenants and agreements that by their terms apply or are to be performed, in whole or in part, at or after the Closing, including the Company’s obligation to perform the Assumed Liabilities, which obligations specifically survive the Closing in accordance with their terms and, if no explicit survival is provided for, until the earlier of (i) the date on which they have been fully performed and (ii) 60 days following the expiration of any applicable statute of limitations (each such date of survival described in the foregoing clauses (a) and (b), as applicable, the “Expiration Date”).

(c)Notwithstanding the foregoing clauses of this Section 11.1, any representation, warranty, covenant or agreement in respect of which indemnity may be sought pursuant to Section 11.2 or Section 11.3 shall survive the time at which it would otherwise terminate solely to the extent that an Indemnified Party delivers written notice to an Indemnifying Party of a claim for indemnification prior to the Expiration Date of such representation, warranty or covenant, with such representation, warranty, covenant or agreement that is subject to such claim for indemnification surviving only with respect to such claim (and solely with respect to the matters specifically described in any applicable claim notice delivered in accordance with the requirements of Section 11.2 or Section 11.3, as applicable) until such time as such claim is finally resolved or judicially determined. The Expiration Date shall not apply in the case of fraud, claims in respect of which shall not be subject to any time limitation.

11.2Indemnification of Buyer. Subject to the limitations set forth in this Article XI, from and after the Closing, Seller shall indemnify and hold harmless, to the fullest extent permitted by Law, Buyer and its directors, employees, officers and Affiliates (including, after the Closing, the Company) and its successors and assigns (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all Losses, based upon, arising out of or incurred by the Buyer Indemnified Parties as a result of any of the following:

(a)any breach of, or any inaccuracy in, any of the representations or warranties of Seller, in each case made by Seller herein, in any Ancillary Agreement, or in any certificate delivered by Seller to Buyer pursuant to this Agreement;

(b)any breach or default in performance by Seller after the Closing of any of its covenants, agreements or obligations contained in this Agreement required to be performed on or after the Closing;

(c)any Excluded Asset or Retained Liability, including, without limitation, the matters set forth on Schedule 11.2(c); or

(d)the operation of the Business, the Transferred Assets, or the Company on or prior to the Effective Time, other than the Assumed Liabilities.

11.3Indemnification of Seller. Subject to the limitations set forth in this Article XI, from and after the Closing, Buyer shall indemnify and hold harmless, to the fullest extent permitted by Law, Seller and its directors, employees, officers and Affiliates and its successors and assigns (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses, based upon, arising out of or incurred by the Seller Indemnified Parties as a result of any of the following:

(a)any breach of, or any inaccuracy in, any of the representations and warranties of Buyer, in each case made by Buyer herein, in any Ancillary Agreement, or in any certificate delivered by Buyer to Seller pursuant to this Agreement;

(b)any breach or default in performance by Buyer after the Closing of any of its covenants, agreements or obligations contained in this Agreement required to be performed on or after the Closing; or

(c)any Assumed Liability.

11.4Determination of Loss. The Losses giving rise to any indemnification obligation hereunder shall be reduced by any insurance proceeds or other payment or monetary recoupment actually received, realized or retained by any Indemnified Party with respect to such Losses, net of any third party expenses related to the receipt of such proceeds, payment or recoupment, including any retrospective or prospective premium adjustments to the extent attributable to such claim. The Indemnified Party shall promptly notify the applicable Indemnifying Party of any such proceeds, payments or monetary recoupment actually received by the Indemnified Party and to the extent an Indemnifying Party has previously made any payment to the Indemnified Party in respect of such Losses and such amounts would have reduced the liability of the Indemnifying Party in respect of such Losses if received prior to any such payment by the Indemnifying Party, the Indemnified Party shall: (i) if such Indemnified Party is a Buyer Indemnified Party, promptly pay to Seller, or (ii) if such Indemnified Party is a Seller Indemnified Party, promptly pay to Buyer, in each case, any amount obtained thereby.

11.5Limitations; Exclusive Remedy.

(a)Notwithstanding anything to the contrary contained in this Agreement, in no event shall the maximum amount of indemnifiable Losses which may be recovered from (i) Seller arising out of or resulting from the causes set forth in Section 11.2(a) or (ii) Buyer, arising out of or resulting from the causes set forth in Section 11.3(a), be, in each case, greater than an amount, in the aggregate, equal to $420,175.

(b)If any single claim or group of related claims for indemnification by an Indemnified Party that is subject to indemnity from (i) Seller arising out of or resulting from the causes set forth in Section 11.2(a) or (ii) Buyer, arising out of or resulting from the causes set forth in Section 11.3(a), results in aggregate Losses to such Indemnified Party that do not exceed $10,000, such Losses shall not be deemed to be Losses under this Agreement and shall not be eligible for indemnification under this Article XI.

(c)Following the Closing, except for claims based on any fraud of Seller or Buyer and except as specifically provided in Section 12.8, each Party acknowledges and agrees that the remedies set forth in this Article XI shall constitute the sole and exclusive remedies for recovery by any Party for any claim arising out of or based on this Agreement, any Ancillary Agreement, or in any certificate delivered by the Parties as part of the transactions contemplated hereby and thereby, including claims based upon any breach, inaccuracy, inadequacy or incompleteness of a representation or warranty of any other Party, or based on the failure of such other Party to perform any covenant, agreement or undertaking that the terms hereof or thereof required to be performed by such Party at or prior to the Closing, and none of the Parties shall be entitled to a rescission of this Agreement, any Ancillary Agreement, or in any certificate delivered by the Parties as part of the transactions contemplated hereby and thereby, or to any further indemnification rights or claims or remedies of any nature whatsoever in respect thereof, all of which the Parties hereby waived. Notwithstanding anything to the contrary in this Agreement, nothing herein shall preclude (i) Buyer from asserting or otherwise maintaining, in any Action or otherwise, that any liability is a Retained Liability and therefore is the responsibility of Seller and not an obligation of Buyer or the Company, or (ii) Seller from asserting or maintaining, in any Action or otherwise, that any liability is an Assumed Liability and therefore is the responsibility of the Company and not an obligation of Seller.

11.6Indemnification Procedures.

(a)Other than in respect of a Third Party Claim, any Buyer Indemnified Party or Seller Indemnified Party entitled to indemnification pursuant to this Article XI (the “Indemnified Party”) shall give the indemnifying party or parties under Section 11.2 or Section 11.3, as applicable (the “Indemnifying Party”), written notice (setting forth in reasonable detail (taking into account the information then reasonably available to the Indemnified Party) the basis for any such claim, including (i) the amount of Losses (calculated in good faith) if known and quantifiable (including the method of computation thereof), (ii) a reference to the provision(s) of this Agreement in respect of which such right of indemnification is claimed or arises and (iii) to the extent reasonably practicable, reasonable supporting information and calculations), promptly (and, in any event, within thirty (30) days) upon first determining (acting in good faith) that a claim is indemnifiable pursuant to Section 11.2 or Section 11.3, as applicable; provided, that the failure of the Indemnified Party to provide such notice within such timeframe shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice actually prejudices the Indemnifying Party.

(b)If any third party shall notify an Indemnified Party of the commencement of any Action involving a third party (such Action, a “Third Party Claim”), such Indemnified Party shall, if such Third Party Claim would reasonably be expected to give rise to a right of indemnification pursuant to this Article XI, promptly (and, in any event, within thirty (30) days) upon first determining (acting in good faith) that a claim is indemnifiable pursuant to Section 11.2 or Section 11.3, as applicable, give the Indemnifying Party written notice of such Third Party Claim (setting forth in reasonable detail (taking into account the information then reasonably available to the Indemnified Party) the basis for any such claim, including (i) the amount of Losses (calculated in good faith) if known and quantifiable (including the method of computation thereof), (ii) a reference to the provision(s) of this Agreement in respect of which such right of indemnification is claimed or arises and (iii) to the extent reasonably practicable, reasonable supporting information and calculations); provided, that the failure of the Indemnified Party to provide such notice within such timeframe shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure to give notice actually prejudices the Indemnifying Party.

(c)The Indemnifying Party shall have the right to assume the defense of any Third Party Claim with counsel of its choice which is otherwise reasonably satisfactory to the Indemnified Party, at the Indemnifying Party’s sole expense; provided, that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal Action, (ii) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) with respect to any Third Party Claim under Section 11.2(a) or Section 11.2(b), such Third Party Claim would reasonably be expected to result in Losses in excess of the amount then available for indemnification, (iv) the Third Party Claim would reasonably be expected to have a material and adverse effect on the Indemnified Party’s business or relates to its customers, suppliers, vendors or other service providers, (v) the Indemnifying Party has failed to defend in good faith, within twenty (20) Business Days following such Indemnifying Party’s receipt of a written notice specifying in reasonable detail any such failure, the Third Party Claim, or (vi) with respect to such Action, the Indemnified Party concludes in good faith, based on the advice of its outside legal counsel, that a conflict of interests exists between the Indemnifying Party and the Indemnified Party as a result of the Indemnifying Party’s control over such proceedings; provided that the Indemnified Party agrees to consult with the Indemnifying Party in connection with Third Party Claims described in subsections (iii) through (vi) of this Section 11.6(c). If the Indemnifying Party assumes the defense of any Third Party Claim, it shall not settle the Third Party Claim without the prior written consent of the Indemnified Party (such consent to not be unreasonably withheld, conditioned or delayed) unless (A) the settlement does not entail any admission of liability on the part of any Indemnified Party, (B) the settlement includes an unconditional release of each Buyer Indemnified Party or Seller Indemnified Party, as applicable, in form and substance reasonably satisfactory to the Indemnified Party, from all matters with respect to such Third Party Claim and (C) such settlement only involves the payment of money. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall have the right (but not the obligation) to participate in the defense of such Third Party Claim and to employ, at its own expense, one firm of counsel (for the benefit of all Indemnified Parties and their respective Affiliates) and one firm of local counsel in each applicable jurisdiction (for the benefit of all Indemnified Parties and their respective Affiliates), in each case separate from counsel employed by the Indemnifying Party; provided, however, that in all instances in which the Indemnified Party is entitled to retain counsel of its choice under this Agreement, including in the event that the Indemnifying Party and the Indemnified Party are both named parties to the Action and counsel to the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, the fees, costs and expenses of each such counsel shall be Losses indemnifiable by the Indemnifying Party pursuant to Section 11.2 or Section 11.3 and subject to the limitations set forth in this Article XI, as may be applicable.

(d)Subject to the limitations set forth in this Article XI, unless and until the Indemnifying Party assumes the defense of any Third Party Claim as provided in Section 11.6(c), the Indemnified Party may defend against the Third Party Claim in any manner that it deems appropriate and is otherwise in compliance with its obligations in this Agreement (acting in good faith), which fees and expenses shall be Losses indemnifiable by the Indemnifying Party pursuant to Section 11.2 or Section 11.3 and subject to the limitations set forth in this Article XI, as may be applicable. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, no Indemnified Party shall, directly or indirectly, admit any liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge any Third Party Claim without the prior written consent of, the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(e)Each Party shall reasonably cooperate, and cause their respective Affiliates to reasonably cooperate, in the defense or prosecution of any Third Party Claim, including by providing the Indemnifying Party (and its representatives) with reasonable access, during normal business hours, upon reasonable prior notice, to any documents, employees, witnesses and other Persons and information in such Indemnified Party’s (or its Affiliates) respective access or control to the extent reasonably requested by such Indemnifying Party. Any consent to be given by, determination or calculation to be made by, or notice to be provided to, the Buyer Indemnified Parties may be given or made by or to Buyer acting on behalf of the Buyer Indemnified Parties and any consent to be given by, determination or calculation to be made by, or notice to be provided to, the Seller Indemnified Parties may be given or made by or to Seller acting on behalf of the Seller Indemnified Parties.

(f)Each Indemnified Party shall comply with its common law duty of mitigation with respect to any Loss indemnifiable hereunder.

11.7Tax Treatment of Indemnification Payments. It is the intention of the Parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all U.S. federal, state, local and non‑U.S. Tax purposes, and the Parties agree to file their Tax Returns accordingly, except as otherwise required by a change in applicable Law or a final determination.

ARTICLE XII
MISCELLANEOUS

12.1Notices.

(a)Any notice or other communication given under this Agreement shall be in writing and shall be (i) delivered personally, (ii) sent by documented overnight delivery service, (iii) sent by facsimile or other customary means of electronic transmission (e.g., “pdf”), or (iv) sent by first class mail, postage prepaid (certified or registered mail, return receipt requested). Such notice shall be deemed to have been duly given (A) on the date of the delivery, if delivered personally, (B) on the Business Day after dispatch by documented overnight delivery service, if sent in such manner, (C) on the date of electronic transmission, if so transmitted on a Business Day during normal business hours, and otherwise on the next Business Day, or (D) on the fifth (5th) Business Day after sent by first class mail, postage prepaid, if sent in such manner.

(b)Notices or other communications shall be directed to the following addresses:

Notices to Buyer:

Campbell Transportation Company, Inc.
Foxpointe Centre, Building One
201 S. Johnson Road, Suite 303
Houston, Pennsylvania 15342
Attention: Peter Stephaich, Chairman and CEO
Email: pstephaich@barges.us

with copies to:

K&L Gates LLP
K&L Gates Center
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222
Attention: Michelle R. McCreery
Email: michelle.mccreery@klgates.com

Notices to Seller:

NGL Marine, LLC
6120 S. Yale Ave., Suite 805
Tulsa, Oklahoma 74136
Attention: Kurston McMurray, Executive Vice President
General Counsel & Corporate Secretary
Email: kurston.mcmurray@nglep.com

with copies to:

McAfee & Taft A Professional Corporation
Two W. Second St., Suite 1100
Tulsa, Oklahoma 74103
Attention: Stephen M. Hetrick
Email: stephen.hetrick@mcafeetaft.com

(c)The Parties may at any time change their address for service from time to time by giving notice to the other Party in accordance with this Section 12.1.

12.2Entire Agreement; Amendment; Waiver; Annexes, Exhibits and Schedules. This Agreement and the Annexes, Exhibits and Schedules attached hereto and the Ancillary Agreements constitute the entire understanding between the Parties with respect to the subject matter hereof, and supersede all other understandings and negotiations with respect thereto (except for the Confidentiality Agreement). This Agreement may be amended only in a writing signed by all Parties. Any provision of this Agreement may be waived only in a writing signed by the Party to be charged with such waiver. No course of dealing between the Parties shall be effective to amend or waive any provision of this Agreement. All Annexes, Exhibits and Schedules attached hereto are hereby incorporated into this Agreement as a part hereof.

12.3Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced under applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

12.4Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

12.5Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the Laws of the State of Texas, without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Texas. Each of the Parties irrevocably agrees that any Action with respect to the Transferred Assets, this Agreement or any Ancillary Agreements or for recognition and enforcement of any judgment in respect hereof shall be brought and determined in any federal or state court located in Harris County, Texas. Each of the Parties hereby (a) irrevocably submits with regard to any such Action to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any Ancillary Agreements or any transaction contemplated hereby, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court or that such Action is brought in an inconvenient forum and (c) agrees that it shall not bring any Action relating to this Agreement or any Ancillary Agreements or any transaction contemplated hereby or the Transferred Assets in any court other than the above courts. THE PARTIES HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR

RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.6Assignment. Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Buyer. Buyer may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Seller, except that Buyer shall have the right to assign its rights, duties or obligations under this Agreement to any of its Affiliates.

12.7Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “.pdf”) shall be effective as delivery of a manually executed counterpart hereof.

12.8Remedies Cumulative; Specific Performance.

(a)Subject to the other terms and conditions of this Agreement, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable harm, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Section 10.1 and subject to the other terms and conditions of this Agreement, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including Buyer’s obligations to consummate the transactions contemplated by this Agreement if it is required to do so hereunder), in each case without posting a bond or undertaking and without needing to prove damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The foregoing right shall include the right of each Seller to cause Buyer to cause the transactions contemplated by this Agreement to be consummated, in each case, if the conditions set forth in Section 9.1 and Section 9.2 have been satisfied or waived (other than conditions which by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity.

(b)To the extent any Party brings an Action or other similar process to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) five (5) Business Days following the resolution of such Action or other similar process or (ii) such other time period established by the court presiding over such Action or other similar process beyond the revised Outside Date as extended by this Section 12.8).

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

NGL MARINE, LLC

By:         /s/ H. Michael Krimbill
H. Michael Krimbill, Chief Executive Officer
Signature Page to Membership Interest Purchase Agreement

CAMPBELL TRANSPORTATION COMPANY,
INC.

By:        /s/ Kyle W. Buese
Name:    Kyle W. Buese
Title:        President
Signature Page to Membership Interest Purchase Agreement

ANNEX I

Interpretation; Defined Terms

1.    Interpretation. It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision hereof or who supplied the form of Agreement. Each Party agrees that this Agreement has been purposefully drawn and correctly reflects its understanding of the transaction that this Agreement contemplates. In construing this Agreement:

(a)    examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(b)    the word “includes” and its derivatives means “includes, but is not limited to” and corresponding derivative expressions;

(c)    a defined term has its defined meaning throughout this Agreement and each Exhibit, Annex and Schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(d)    each Exhibit, Annex, recital and Schedule to this Agreement is a part of this Agreement, but if there is any conflict or inconsistency between the main body of this Agreement and any Exhibit, Annex or Schedule, the provisions of the main body of this Agreement shall prevail;

(e)    the headings and titles herein are for convenience only and shall have no significance in the interpretation hereof;

(f)    the inclusion of a matter on a Schedule in relation to a representation or warranty shall not be deemed an indication that such matter necessarily would, or may, breach such representation or warranty absent its inclusion on such Schedule;

(g)    any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder;

(h)    currency amounts referenced herein, unless otherwise specified, are in U.S. Dollars;

(i)    unless the context otherwise requires, all references to time shall mean time in Houston, Texas;

(j)    whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified; and

(k)    if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

2.    References, Gender, Number. All references in this Agreement to an “Article,” “Section,” “Exhibit” or “Annex” shall be to an Article, Section, Exhibit or Annex of this Agreement, unless the context requires otherwise. All references in this Agreement to a “Schedule” shall be to the Disclosure Schedule, unless the context requires otherwise. Unless the context clearly requires otherwise, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision
ANNEX I - 1

hereof. Whenever the context requires, the words used herein shall include the masculine, feminine and neuter gender, and the singular and the plural.

3.    Defined Terms. Unless the context expressly requires otherwise, the respective terms defined in this Section 3 shall, when used in this Agreement, have the respective meanings herein specified, with each such definition to be equally applicable both to the singular and the plural forms of the term so defined.

“Acquired IT Systems” shall have the meaning set forth in the definition of “Transferred Assets.”

“Action” shall mean any Claim, action, suit, proceeding, arbitration, condemnation, audit or other legal or administrative proceeding by or before any court or other Governmental Entity.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Aggregate Fuel Inventory” shall have the meaning set forth in Section 2.6.

“Agreement” shall have the meaning set forth in the preamble.

“Ancillary Agreements” shall mean the Assumed Contracts Assignment and Assumption Agreement, the Bill of Sale, the Closing Statement, and the other documents to be delivered in connection with the Transaction.

“Asset Tax Records” shall mean all of Seller’s Tax records relating to Asset Taxes.

“Asset Taxes” shall mean ad valorem, property or similar Taxes based upon or measured by the ownership or operation of the Transferred Assets, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

“Assumed Contracts Assignment and Assumption Agreement” shall have the meaning set forth in Annex II.

“Assumed Contracts” shall have the meaning set forth in the definition of “Transferred Assets.”

“Assumed Liabilities” means all liabilities and obligations incurred or accruing under the express terms of the Assumed Contracts with respect to periods commencing at and after the Effective Time, including, without limitation, assumption of any bond or similar requirement corresponding to any Assumed Contract, but for the avoidance of doubt, excluding any liabilities arising out of any breach or non-performance of any such Assumed Contract by Seller prior to the Effective Time.

“Balance Sheet Date” shall have the meaning set forth in Section 3.5.

“Barges” shall have the meaning set forth in the definition of “Transferred Assets.”

“Base Purchase Price” shall have the meaning set forth in Section 1.4.

“Bill of Sale” shall have the meaning set forth in Annex II.
ANNEX I - 2

“Blocked Person” shall have the meaning set forth in Section 3.16.

“Boats” shall have the meaning set forth in the definition of “Transferred Assets.”

“Books and Records” means (a) originals or copies in Seller’s possession of all books, records, documents, instruments, accounts, correspondence, writings, evidence of title, and other papers relating (i) to the Company or (ii) exclusively to the Transferred Assets, including with respect to engineering, property, environmental, contract and land books and records in their present form, except for Excluded Books and Records, and (b) copies of Seller’s Asset Tax Records.

“Business” shall have the meaning set forth in the preamble.

“Business Confidential Information” shall have the meaning set forth in Section 7.7(b).

“Business Day” means any day on which banks are open for business in Texas, other than Saturday or Sunday.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 11.2.

“Buyer Plans” shall have the meaning set forth in Section 8.5.

“Casualty Event” shall have the meaning set forth in Section 7.10(a).

“Casualty Event Notice” shall have the meaning set forth in Section 7.10(a).

“Casualty Event Termination Date” shall have the meaning set forth in Section 7.10(b).

“Claim” means a dispute, claim, or controversy whether based on contract, tort, strict liability, statute or other legal or equitable theory (including any claim of fraud, misrepresentation or fraudulent inducement or any question of validity or effect of an agreement).

“Closing” shall have the meaning set forth in Section 2.1.

“Closing Date” shall have the meaning set forth in Section 2.1.

“Closing Date Fuel Price” shall mean the price per gallon of diesel fuel posted by Kirby Inland Marine, Corpus Christi, Texas for purchases on the Closing Date.

“Closing Statement” shall have the meaning set forth in Section 2.2(d).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the preamble.

“Confidentiality Agreement” shall have the meaning set forth in Section 7.7.

ANNEX I - 3

“Consents” means all (a) authorizations, approvals, consents or Orders of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity, in each case that are necessary in order to consummate the transactions contemplated by this Agreement and the other Ancillary Agreements, and (b) consents or approvals of a Third Party necessary to prevent any conflict with, violation or breach of, or default under, any Contract.

“Contract” shall mean any legally binding agreement, indenture, instrument, note, bond, loan, lease, deed, sublease, deed of trust, assignment, mortgage, franchise, license agreement, purchase order, binding bid or offer, binding term sheet or letter of intent or memorandum, commitment, letter of credit, including any amendments or modifications thereof.

“Creditor’s Rights Exception” shall have the meaning set forth in Section 3.2.

“Damaged Portion” shall have the meaning set forth in Section 7.10(a).

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer in connection with this Agreement.

“Effective Time” shall have the meaning set forth in Section 2.1.

“Employees” shall have the meaning set forth in Section 3.9(a).

“Employee Benefit Plan” means any bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, equity or equity-based, employment, retention, severance, incentive, medical, dental, disability, health, welfare, Code Section 125 cafeteria, or life insurance plan, program, contract or policy; any other employee benefit or fringe benefit plan, contract or arrangement; and any applicable “change of control” or similar provision in any plan, contract or arrangement that is sponsored, maintained, contributed to or required to be contributed to for the benefit of officers, former officers, employees, former employees, directors, former directors, or the beneficiaries of any of the foregoing; including any “employee benefit plan” as defined in ERISA Section 3(3), whether or not written and whether or not subject to ERISA.

“engage” shall have the meaning set forth in Section 5.6(e).

“Environmental Law” means any and all applicable Law relating to pollution, protection, preservation, remediation or restoration of the environment (including, soils, sediments, subsurface soils, surface waters, ground waters, or atmosphere) or natural resources, including applicable Laws relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, or handling of, or exposure of any Person or property to, Hazardous Materials, including, the Clean Air Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Superfund Amendments and Reauthorization Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Safe Drinking Water Act, the Federal Hazardous Materials Transportation Act, the Occupational Safety and Health Act, the Marine Mammal Protection Act, Endangered Species Act, the National Environmental Policy Act, and the Oil Pollution Act, as each has been or may be amended from time to time, and the equivalent or related applicable Laws of the State of Texas, as each has or may be amended from time to time, and all other environmental conservation and protection laws.

“Environmental Permit” shall mean any Permit or other authorization by a Governmental Entity with respect to the Transferred Assets that is required by applicable Environmental Law.

ANNEX I - 4

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person, trade, or business (whether or not incorporated) which is (or at any relevant time was) a member of a “controlled group of corporations” with or under “common control” with Seller as defined in Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“Excluded Assets” means any assets, properties and rights of Seller or the Company that are not Transferred Assets, including the following assets, properties and rights:

(a)all Excluded Books and Records;

(b)(i) all rights to Claims, refunds or adjustments with respect to the Transferred Assets which relate to any period prior to the Effective Time (except as provided in Section 7.10 and provided that, with respect to any such Claims arising out of or related to any damage to any Vessel, such Claim was known by Seller prior to the Effective Time) and with respect to the Excluded Assets, (ii) all other refunds or adjustments relating to any Action which relate to any period prior to the Effective Time and with respect to the Excluded Assets, and (iii) all rights under insurance contracts including proceeds or other insurance recoveries, except to the extent payable to Buyer pursuant to Section 7.10;

(c)all cash, cash equivalents, bank deposits, marketable securities, and investment metals;

(d)all of Seller’s and the Company’s accounts receivable and audit rights relating thereto arising under any Contracts or otherwise with respect to any of the Excluded Assets and, with respect to the Transferred Assets, for any period prior to the Effective Time;

(e)all prepaid expenses and credits;

(f)any and all claims of Seller or its Affiliates for refunds of, credits attributable to, loss carryforwards or similar Tax assets with respect to or relating to (i) Asset Taxes attributable to any Tax period (or portion thereof) ending prior to the Effective Time, (ii) Income Taxes, and (iii) Taxes attributable to the Excluded Assets;

(g)all of Seller’s or the Company’s rights under any Contract other than the Assumed Contracts (collectively, the “Excluded Contracts”);

(h)except as set forth in Article VIII, all Employee Benefit Plans maintained or sponsored by Seller or Seller’s Affiliates, including any ERISA Affiliate, and all rights in connection with trusts or other assets of, or receivables relating to, any Employee Benefit Plan;

(i)other than the Acquired IT Systems, all Intellectual Property, including the “NGL” name and associated trademarks;

(j)the real property described on Schedule D(1) (the “Owned Land”) and (i) all buildings, facilities, fixtures, structures, improvements and storage tanks situated thereon or related thereto (the “Owned Improvements”) and (ii) all amenities, rights, privileges, easements, rights-of-way, appurtenances, and other real property rights related thereto (together with the Owned Land and the Owned Improvements, the “Owned Real Property”);

(k)the leasehold interests in real property (as lessee or sublessee) leased or subleased by Seller pursuant to the Contracts set forth on Schedule D(2) (the “Leases”), together with Seller’s
ANNEX I - 5

leasehold interest in and to all buildings, facilities, fixtures, structures, improvements and storage tanks situated on such leased or subleased property (collectively, the “Leased Real Property”);

(l)the “Transferred Assets” as defined in the Other Purchase Agreement; and

(m)the office equipment, furniture and furnishings located at the Leased Real Property.

“Excluded Books and Records” means books and records (a) the disclosure of which is inconsistent with any legal constraints or obligations regarding the confidentiality thereof or waives any attorney-client, work product or similar privilege; (b) relating to prior litigation, or litigation that is no longer applicable or pending; (c) relating to the Excluded Assets or the Retained Liabilities; (d) to the extent containing any information about Seller or any of its Affiliates that is unrelated to the Transferred Assets or the Assumed Liabilities; (e) that are Tax records other than Asset Tax Records; (f) constituting organizational documents of Seller; (g) constituting minutes, seals, equity interest records and other records of internal company proceedings of Seller; (h) that Seller is required to retain by Law (in which event, copies thereof shall be delivered to Buyer); or (i) having been prepared in connection with, or relating in any way to the transactions contemplated by this Agreement or any bids or offers received from Buyer or any Third Parties and analyses relating in any way to the sale of the Transferred Assets.

“Excluded Contracts” shall have the meaning set forth in the definition of “Excluded Assets.”

“Execution Date” shall have the meaning set forth in the preamble.

“Existing Permits” shall have the meaning set forth in the definition of “Transferred Assets.”

“Expiration Date” shall have the meaning set forth in Section 11.1(b).

“Financial Statements” shall have the meaning set forth in Section 3.5.

“Fuel Inventory Amount” means the product of (a) the Aggregate Fuel Inventory and (b) the Closing Date Fuel Price.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governing Documents” means with respect to (a) a corporation, its articles or certificate of incorporation and by-laws, (b) a partnership, its certificate of limited partnership or partnership declaration, as applicable, and partnership agreement, (c) a limited liability company, its certificate of formation and limited liability company agreement and (d) any other Person, the other organizational or governing documents of such Person.

“Governmental Entity” means any Federal, state, local or foreign court or governmental or quasi-governmental agency, authority or instrumentality or regulatory or judicial body or arbitral tribunal.

“Hazardous Material” shall mean any substance that, by its nature or its use, is regulated or as to which liability might arise under any Environmental Law including, any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “extremely hazardous waste,” “solid waste,” “toxic waste,” “extremely hazardous substance,” “toxic substance,” “toxic pollutant,” “contaminant,” “pollutant,” or words of similar meaning or import found in any Environmental Law, (b) petroleum hydrocarbons, petroleum products, petroleum substances, natural gas, crude oil, or any components, fractions, or derivatives thereof when Released into the environment, and (c) asbestos containing
ANNEX I - 6

materials, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, any of the chemicals in that class of chemical called per- and polyfluoroalkyl substances or radon gas.

“Income Taxes” shall mean (a) all Taxes based upon, measured by, or calculated with respect to gross or net income, gross or net receipts or profits (including franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding Asset Taxes), (b) Taxes based upon, measured by, or calculated with respect to multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by, or calculated with respect to is included in clause (a) above, or (c) withholding Taxes measured with reference to or as a substitute for any Tax included in clauses (a) or (b) above.

“Indemnified Party” shall have the meaning set forth in Section 11.6(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.6(a).

“Interests” shall have the meaning set forth in the preamble.

“Instrument of Assignment” shall have the meaning set forth in Section 2.2(a).

“Intellectual Property” means, in respect of any Person, any and all intellectual property rights, under the Laws of the United States of America or any other jurisdiction, including all names, Trademarks, tradenames, logos, know-how, copyrights, copyright registrations and applications for registration, patents, and all other intellectual property rights (including internet domain names), whether registered or not, including the goodwill related to the foregoing, that is licensed to or owned by such Person.

“Interim Period” shall have the meaning set forth in Section 5.1(a).

“IT Systems” means the hardware, software, data rights and documentation, databases, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, reference and resource materials relating thereto, and associated contracts and contract rights (including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, governmental permits and telecommunications agreements) owned or leased by or licensed to Seller.

“Knowledge” and any variations thereof or words to the same effect shall mean (a) with respect to Buyer, all information actually known to Kyle Buese or Daniel Kulbieda, after reasonable inquiry with their respective direct reports; and (b) with respect to Seller, all information actually known to Craig LaGrone or James Russell, after reasonable inquiry with their respective direct reports.

“Law” means all applicable statutes, laws, rules, regulations, Orders, ordinances, writs, injunctions, judgments and decrees of all Governmental Entities.

“Leased Real Property” shall have the meaning set forth in the definition of “Excluded Assets.”

“Leases” shall have the meaning set forth in the definition of “Excluded Assets.”

“Leave” shall have the meaning set forth in Section 3.9(a).

ANNEX I - 7

“Liens” means, collectively, any mortgage, pledge, lien, claim, charge, security interest, restriction, lease, tenancy, license, other possessory interest, right of purchase, conditional sales obligation, easement, restriction, covenant, condition or other encumbrance of any kind.

“Losses” means any and all losses, costs, obligations, liabilities, claims, actions or causes of action, settlement payments, awards, judgments, fines, penalties, damages (including wrongful death, personal injury or property damage), Taxes, private or governmental environmental response and cleanup costs (on-site or off-site), environmental closure and post-closure financial assurance costs, private or governmental natural resource damage claims, medical monitoring costs, fees and expenses of whatever kind (including those incurred with investigating, preparing, defending, bringing or prosecuting any Action and including all costs and expenses of all attorneys, experts, and consultants in all tribunals), deficiencies or other charges and the cost of pursuing any insurance coverage, but shall not include any (a) consequential, exemplary, indirect, special or punitive damages, including loss of future revenue, income or profits, except to the extent reasonably foreseeable as a result of the event giving rise to a claim for indemnification, or (b) diminution of value or multiples of earnings damages; provided, however, that such limitation shall not preclude recovery of such types of Losses for Third Party Claims in which such types of Losses were awarded to the applicable third party.

“M&A Qualified Beneficiary” shall have the meaning set forth in Treasury Regulation Section 54.4980B-9, Q/A-4(a).

“Material Contracts” shall have the meaning set forth in Section 3.7(a).

“Nationally Recognized Statistical Rating Organizations” means a rating agency approved by the United States Securities and Exchange Commission to issue credit ratings for financial and other transactions, including Standard & Poor’s, and Moody’s Investment Services.

“OFAC” shall mean the U.S. Office of Foreign Assets Control.

“Order” shall mean any order, writ, injunction, decree, compliance or consent order or decree, settlement agreement, schedule and similar binding legal agreement issued by or entered into with a Governmental Entity.

“Ordinary Course of Business” shall mean the operation of the Transferred Assets consistent with (a) practices during the twelve-month period ending on the Execution Date (including as such practices may have been changed, modified, supplemented or eliminated during such period) with respect to the operation thereof and (b) the preparation of the Transferred Assets for sale pursuant to this Agreement.

“Other Purchase Agreement” shall mean that certain Membership Interest Purchase Agreement between Seller and Magnolia Marine Transport Company, a Mississippi corporation, dated of even date herewith.

“Outside Date” shall have the meaning set forth in Section 10.1(d).

“Owned Improvements” shall have the meaning set forth in the definition of “Excluded Assets.”

“Owned Land” shall have the meaning set forth in the definition of “Excluded Assets.”

“Owned Real Property” shall have the meaning set forth in the definition of “Excluded Assets.”

“Party” and “Parties” shall have the meaning set forth in the preamble.

ANNEX I - 8

“Permits” shall mean any applicable permits, licenses, variances, exemptions, authorizations, Orders, franchises and approvals of any Governmental Entity.

“Permitted Liens” shall mean any of the following matters:

(a) any (i) inchoate Liens or similar charges constituting or securing the payment of expenses which were incurred incidental to the operation, storage, transportation, shipment, handling, repair, construction, improvement or maintenance of the Transferred Assets, and (ii) materialman’s, mechanics’, repairman’s, employees’, contractors’, operators’, warehousemen’s, barge or ship owner’s and carriers’ Liens or other similar Liens, security interests or charges for liquidated amounts arising in the Ordinary Course of Business incidental to the operation of the Transferred Assets, in the case of (i) and (ii) above, each securing amounts the payment of which is not delinquent and that will be paid in the Ordinary Course of Business or, if delinquent, that are being contested in good faith with any Action to foreclose or attach any of the Transferred Assets on account thereof properly stayed;

(b) any Liens for Taxes not yet delinquent or, if delinquent, that are being contested by Seller or any Affiliate of Seller in good faith; and

(c) all items and matters set forth on Schedule A.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Post-Closing Consents” shall mean any Consent or Permit, or filing with or notice to, any Governmental Entity or other Third Party that is designated as a Post-Closing Consent on Schedule 3.3.

“Pre-Closing Reorganization” shall have the meaning set forth in the preamble.

“Privileged Communications” shall have the meaning set forth in Section 6.7.

“Proposal” shall have the meaning set forth in Section 5.5.

“PTO Accrual Amount” shall have the meaning set forth in Section 8.4.

“PTO Accrual Certificate” shall have the meaning set forth in Section 8.4.

“Purchase Price” shall have the meaning set forth in Section 1.3.

“Purchase Price Allocation” shall have the meaning set forth in Section 7.9(e).

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, agents and other representatives (including investment bankers and underwriters or initial purchasers of securities, lenders and their respective attorneys or consultants, and the attorneys or consultants retained by such Person).

“Required Repairs” shall have the meaning set forth in Section 1.6(a).

“Required Third Party Consents” shall have the meaning set forth in Section 3.3.
ANNEX I - 9

“Restricted Information” shall have the meaning set forth in Section 7.7(b).

“Restricted Period” shall have the meaning set forth in Section 5.6(a).

“Retained Liabilities” means any liability of Seller or the Company that is not an Assumed Liability, including the following liabilities, obligations and commitments (the “Retained Liabilities”):

(a)all liabilities and obligations of Seller incurred or accruing under the Assumed Contracts (A) with respect to the period prior to the Effective Time or (B) attributable to or arising out of the ownership or operation of the Transferred Assets prior to the Effective Time;

(b)all liabilities and obligations for personal injury or death attributable to or arising out of the ownership or operation of the Transferred Assets or the operation of the Business prior to the Effective Time;

(c)all liabilities and obligations arising out of or relating to or associated with the Excluded Assets;

(d)all fines or penalties prescribed by a Governmental Entity for a violation by Seller or its Affiliates of any Existing Permits or Laws (including Environmental Laws) with respect to the Transferred Assets or the operation of the Business, which violation occurs prior to the Effective Time;

(e)all liabilities and obligations to the extent resulting from or arising out of Seller’s or Seller’s Affiliates’ handling, off-site storage, transportation or disposal of Hazardous Materials in respect of Seller’s ownership of the Transferred Assets or operation of the Business prior to the Effective Time;

(f)except for the PTO Accrual Amount, all liabilities under or relating to any Employee Benefit Plan maintained or sponsored by Seller or Seller’s Affiliates, including any ERISA Affiliate;

(g)all liabilities and obligations to the extent such liability or obligation arises from Seller’s or Seller’s Affiliate’s employment of any employee or former employee prior to the Effective Time, including any liabilities or obligations that arise from Seller or Seller’s Affiliate’s termination of employment of its employee or former employee at or prior to the Effective Time; and

(h)all liabilities and obligations for Taxes (whether federal, state, local, or non-U.S. including as a transferee or successor, by Contract or otherwise) of Seller and its owners, and all liabilities and obligations for Taxes (whether federal, state, local, or non-U.S., including as a transferee or successor, by Contract or otherwise) of the Company or related to the Transferred Assets or the Business, including deferred income Taxes and Asset Taxes, for all periods ending at or before the Effective Time (including Taxes incurred in respect of or measured by (1) the sales of goods or services by Seller or the Company, (2) the wages or other compensation paid by Seller or the Company to its service providers, (3) the value of Seller’s or the Company’s property (personal as well as real property), (4) the income of Seller or the Company earned or realized at or prior to the Effective Time, and (5) any gain and income from the transactions contemplated by this Agreement).

“Seller” shall have the meaning set forth in the preamble.

“Seller Indemnified Parties” shall have the meaning set forth in Section 11.3.

“Seller’s Counsel” shall have the meaning set forth in Section 6.7.
ANNEX I - 10

“Seller Plan” shall have the meaning set forth in Section 3.9(c).

“Seller’s Portion of Vessel Inspection Costs” shall mean fifty percent (50%) of the third-party, out-of-pocket costs and expenses incurred in connection with obtaining the Vessel Inspection Reports.

“Spares” shall have the meaning set forth in the definition of “Transferred Assets.”

“Spares Purchase Price Adjustment” shall have the meaning set forth in Section 1.4.

“Straddle Period” means any Tax period beginning on or before and ending after the Effective Time.

“Tax Return” means any return, form, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules) including any information return, claim for refund, disclosure, amended return or declaration of estimated Taxes.

“Tax” or “Taxes” means (a) all taxes, assessments, fees or other charges, in the nature of a tax, including all federal, state, and local, income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, escheat amounts or other amounts due in respect of unclaimed property, withholding and other similar taxes, all estimated taxes, additions to tax, penalties and interest, whether disputed or not, (b) any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group, or (c) any liability in respect of any of the items described in clauses (a) or (b) payable by reason of contract, assumption, transferee liability, or operation of Law.

“Taxing Authority” means any Governmental Entity exercising any authority to impose or administer any Tax or any Tax regulatory authority.

“Third Party” means any Person other than the Parties.

“Third Party Claim” has the meaning set forth in Section 11.6(b).

“Trademarks” means any and all trademarks, trademark registrations, trademark applications, service marks, service mark registrations, service mark applications, trade dress, word marks, word mark registrations, word mark applications, trade names and logos.

“Transaction” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transferred Assets” means the following assets:

(a)the boats described on Schedule C(1) together with their engines, tackle, and navigational, electronic, radar, communication and other associated equipment (the “Boats”);

(b)the barges described on Schedule C(2) (the “Barges”);

(c)all inventory, supplies, stores, provisions, fuel and lubricants used or intended to be used in connection with the Vessels;

(d)the spare parts and components for the Vessels listed on Schedule C(3) (the “Spares”);
ANNEX I - 11

(e)the tangible machinery, equipment, tools and other personal property owned by Seller and present at the warehouse located on the Leased Real Property in La Porte, Texas;

(f)the IT Systems described on Schedule C(4) (the “Acquired IT Systems”);

(g)all Claims, counterclaims, causes of action, rights or recourse of Seller against Third Parties relating to the Transferred Assets, whether choate or inchoate, known or unknown, contingent or non-contingent;

(h)all Third Party property and casualty insurance proceeds, and all rights to Third Party property and casualty insurance proceeds, in each case to the extent received or receivable in respect of the Transferred Assets;

(i)all rights of Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold or services provided to Seller or to the extent affecting any Transferred Assets;

(j)all rights of Seller under the Contracts listed on Schedule C(5) (the “Assumed Contracts”), including all claims, counterclaims, cross claims, defenses, causes of action, rights or recourse with respect to the Assumed Contracts;

(k)the Books and Records;

(l)to the extent transferable under applicable Laws, all Permits related to Seller’s ownership or operation of the Vessels, including those listed on Schedule C(6) (collectively, the “Existing Permits”); and

(m)all goodwill and other intangible assets associated exclusively with the Business.

“Transfer Taxes” shall have the meaning set forth in Section 2.5.

“Transferred Employee” shall have the meaning set forth in Section 8.1.

“Treasury Regulation” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provision of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Union” shall have the meaning set forth in Section 3.9(b).

“Vessel Inspection Reports” shall mean those inspection reports with respect to the Vessels listed on Schedule B.

“Vessels” shall mean the Boats and the Barges, collectively.

“WARN Act” shall have the meaning set forth in Section 8.7.

“WARN Obligations” shall have the meaning set forth in Section 8.7.
ANNEX I - 12

ANNEX II

Pre-Closing Reorganization

Without limiting the generality of Section 7.3 (Payments Received) and Section 7.8 (Further Assurances) of the Agreement, and subject to the terms and conditions of Section 5.7 (Pre-Closing Reorganization), each of the following shall occur at a time determined by Seller and Buyer prior to the Closing:

(a)Seller will deliver to the Company, and the Company will deliver to Seller, a duly executed counterpart to an assignment and assumption of the Assumed Contracts and the Assumed Liabilities substantially in the form attached hereto as Exhibit F (the “Assumed Contracts Assignment and Assumption Agreement”);

(b)Seller will cause NGL Energy Partners LP to deliver to the Company, and the Company will deliver to NGL Energy Partners LP, a duly executed counterpart to a separate Assumed Contracts Assignment and Assumption Agreement (in substantially the form attached hereto as Exhibit F, mutatis mutandis) regarding the Assumed Contract listed as Item 7 on Schedule 3.7(a) to this Agreement and the associated Assumed Liabilities.

(c)Seller will deliver to the Company a duly executed bill of sale covering the Transferred Assets (other than the Assumed Contracts), substantially in the form attached hereto as Exhibit G (the “Bill of Sale”); and

(d)Seller will deliver to the Company a duly executed U.S. Coast Guard Form CG-1340 for each Vessel.

For the avoidance of doubt, and without limiting the generality of the foregoing, Seller shall, and shall cause the Company to, use commercially reasonable efforts to execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to ensure that: (i) all Transferred Assets are properly transferred, conveyed or otherwise distributed to the Company; and (ii) all Assumed Liabilities are properly assumed by the Company. For the avoidance of doubt, nothing in this Agreement or any Ancillary Agreement shall constitute or be deemed to constitute an agreement among Seller, Buyer and the Company to transfer the Excluded Assets to the Company, or an agreement by the Company or Buyer to assume the Retained Liabilities from Seller, and Seller shall retain all of its right, title and interest in and to the Excluded Assets, and shall remain solely liable for, and shall pay, perform and discharge when due, the Retained Liabilities.
ANNEX II - 1